UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Interim Financial Statements -
(Free translation from the original prepared in Portuguese)
June 30, 2024

cosan

1

CONTENT

2

Tel.: 55 11 3848 5880 Fax: + 55 11 3045 7363 www.bdo.com.br	Rua Major Quedinho, 90 Consolacao - Sao Paulo, SP Brasil 01050-030

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the

Shareholders, Board Members and Management of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Cosan S.A. (“Company”), included in the quarterly information, for the quarter ended June 30, 2024, which comprises the individual and consolidated interim statement of financial position as at June 30, 2024, and the respective individual and consolidated interim statements of profit or loss and comprehensive income for the three- and six-month periods then ended, and the of changes in equity and cash flows for the six-month period then ended, including the notes to the financial information.

The Company’s and its controlled companies’ Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with NBC TG 21 (R4) and with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for the presentation of this interim financial information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to quarterly information. Our responsibility is to express a conclusion on the individual and consolidated interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would leads us to believe that the individual and consolidated interim financial information included in the accompanying Quarterly Information has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by CVM.

3

Tel.: 55 11 3848 5880 Fax: + 55 11 3045 7363 www.bdo.com.br	Rua Major Quedinho, 90 Consolacão - São Paulo, SP Brasil 01050-030

Other matters

Individual and consolidated interim statements of value added – Supplementary information

The interim financial information referred to above includes the individual and consolidated statements of value added for the six-month period ended June 30, 2024, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed with the review of the quarterly information, with the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and if its form and contents meet the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in this standard and consistently with the individual and consolidated interim financial information taken as a whole.

Interim financial information for the previous quarter reviewed by another independent auditor

The corresponding amounts related to the individual and consolidated interim financial information for the quarter ended June 30, 2023, originally prepared before the reclassifications disclosed in Note 3.1, were reviewed by other independent auditors and their review report issued, without modification, in August 14, 2023. We also reviewed the reclassifications described in Note 3.1 that were carried out to change the corresponding values relating to the individual and consolidated interim financial information for the three and six-month period as of June 30, 2023. In our conclusion, such reclassifications are appropriate and were correctly carried out. We were not engaged to audit, review or apply any other procedures to the Company's individual and consolidated interim financial information for the corresponding three and six-month period ended June 30, 2023 and, therefore, we do not express an opinion or any form of assurance regarding this individual and consolidated interim financial information, taken as a whole.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 14, 2024.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Luiz Gustavo Pereira dos Santos
Accountant CRC 1 SP 258849/O-9

4

Statements of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets
Cash and cash equivalents	5.2	1,800,369	1,769,976	17,230,061	14,658,481
Restricted cash	5.3	—	—	8,435	7,860
Marketable securities	5.3	598,482	705,777	3,861,784	3,407,955
Trade receivables	5.7	—	—	4,159,171	3,330,488
Derivative financial instruments	5.6	2,437	54,935	653,526	202,399
Inventories	7	—	—	2,146,516	1,792,714
Receivables from related parties	5.8	52,803	173,351	298,632	251,471
Income tax receivable		415,141	508,268	882,389	888,942
Other recoverable taxes	6	5,278	8,346	796,915	745,856
Dividend receivable	17	179,478	319,135	299,249	255,777
Sectorial financial assets	5.10	—	—	167,034	207,005
Other financial assets		—	—	687	690
Other current assets		75,293	177,001	680,692	722,386
		3,129,281	3,716,789	31,185,091	26,472,024
Current assets held for sale	8	5,045	2,998	2,374,980	2,138,165
Current assets		3,134,326	3,719,787	33,560,071	28,610,189

Trade receivables	5.7	—	—	62,755	114,148
Marketable securities	5.3	—	—	111,554	96,006
Restricted cash	5.3	41,679	81,621	160,299	195,392
Deferred tax assets	15	3,448,139	2,478,911	6,673,747	5,609,030
Receivables from related parties	5.8	262,910	174,745	67,004	88,620
Income tax receivable		—	—	424,642	432,360
Other recoverable taxes	6	34,414	33,639	1,224,932	1,132,703
Judicial deposits	16	412,556	403,489	1,030,954	895,901
Derivative financial instruments	5.6	776,014	102,881	2,004,133	2,344,400
Sectorial financial assets	5.10	—	—	422,242	341,695
Other non-current assets		101,752	71,250	279,335	216,694
Other financial assets		—	—	3,507	2,423
Investments in subsidiaries and associates	9.1	39,476,130	35,741,778	15,589,218	17,611,369
Investment in joint ventures	10	1,328,530	1,320,592	11,749,804	11,742,442
Property, plant and equipment	11.1	35,959	39,817	20,220,255	21,239,974
Intangible assets and goodwill	11.2	8,422	6,863	23,096,019	22,650,287
Contract assets	11.3	—	—	998,757	1,052,105
Right-of-use assets	11.4	19,213	22,200	9,854,960	9,513,518
Investment property	11.5	—	—	15,816,095	15,976,126
Non-current assets		45,945,718	40,477,786	109,790,212	111,255,193

Total assets		49,080,044	44,197,573	143,350,283	139,865,382

The accompanying notes are an integral part of these interim financial statements.

5

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Liabilities
Loans, financing and debentures	5.4	949,915	800,987	6,580,589	4,882,398
Leases	5.5	8,939	8,959	941,763	733,063
Derivative financial instruments	5.6	639,752	364,747	1,500,851	1,250,520
Trade payables	5.9	1,957	2,431	4,438,849	3,920,273
Employee benefits payables		28,285	61,926	650,405	829,329
Income tax payables		1,641	2,716	545,882	445,934
Other taxes payable	14	120,122	226,556	753,363	673,718
Dividends payable	17	60,385	276,065	289,980	549,054
Concessions payable	13	—	—	154,903	250,971
Related party payables	5.8	178,049	198,899	497,673	322,160
Sectorial financial liabilities	5.10	—	—	70,405	70,013
Other financial liabilities	5	—	—	433,135	476,895
Other current liabilities		631,362	593,643	1,654,239	1,516,084
Current liabilities		2,620,407	2,536,929	18,512,037	15,920,412
Liabilities related to assets held for sale	8	—	—	238,393	238,393
		2,620,407	2,536,929	18,750,430	16,158,805
Loans, borrowings and debentures	5.4	18,129,361	12,695,337	55,931,268	52,022,256
Leases	5.5	17,441	20,584	5,239,241	4,542,731
Derivative financial instruments	5.6	79,697	281,238	728,620	2,164,625
Trade payables	5.9	—	—	57,506	264,252
Employee benefits payables		—	—	33,263	—
Other taxes payable	14	211,514	158,857	225,582	163,242
Provision for legal proceedings	16	391,926	401,093	1,873,990	1,714,403
Concessions payable	13	—	—	3,612,203	3,314,402
Investments with unsecured liabilities	9.1	42,706	146,276	—	—
Related party payables	5.8	7,282,284	6,449,968	1,078	1,078
Post-employment benefits	23	291	313	631,048	617,647
Deferred tax liabilities	15	—	—	5,249,301	5,225,433
Sectorial financial liabilities	5.10	—	—	1,863,679	1,740,685
Deferred revenue		—	—	17,859	19,129
Other non-current liabilities		520,103	551,671	879,305	935,514
Non-current liabilities		26,675,323	20,705,337	76,343,943	72,725,397
Total liabilities		29,295,730	23,242,266	95,094,373	88,884,202

Shareholders' equity
Share capital		8,832,544	8,682,544	8,832,544	8,682,544
Treasury shares		(212,413)	(93,917)	(212,413)	(93,917)
Additional paid-in capital		2,475,403	2,561,964	2,475,403	2,561,964
Accumulated other comprehensive income		334,072	314,325	334,072	314,325
Retained earnings		8,773,990	9,490,391	8,773,990	9,490,391
Accumulated losses		(419,282)	—	(419,282)	—

Equity attributable to:
Owners of the Company		19,784,314	20,955,307	19,784,314	20,955,307
Non-controlling interest	9.2	—	—	28,471,596	30,025,873
Total shareholders' equity		19,784,314	20,955,307	48,255,910	50,981,180
Total liabilities and shareholders' equity		49,080,044	44,197,573	143,350,283	139,865,382

The accompanying notes are an integral part of these interim financial statements.

6

Statements of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company				Consolidated
	Note	2Q24	2Q23 (Restated) (i)	6M24	6M23 (Restated) (i)	2Q24	2Q23 (Restated) (i)	6M24	6M23 (Restated) (i)
Net sales	19	—	—	—	—	10,694,008	10,051,005	20,536,064	19,669,159
Cost of sales	20	—	—	—	—	(7,137,604)	(7,237,251)	(14,066,041)	(14,415,854)
Gross profit		—	—	—	—	3,556,404	2,813,754	6,470,023	5,253,305

Selling expenses	20	—	—	—	—	(376,497)	(341,507)	(737,901)	(681,240)
General and administrative expenses	20	(111,518)	(94,699)	(215,201)	(181,341)	(611,413)	(532,690)	(1,194,668)	(1,023,213)
Other operating incomes (expenses), net	21	28,634	(20,882)	14,395	(2,694)	(2,409,043)	(56,046)	(2,408,282)	305,847
Operating expenses		(82,884)	(115,581)	(200,806)	(184,035)	(3,396,953)	(930,243)	(4,340,851)	(1,398,606)

Loss before equity in earnings of investees finance results and income taxes		(82,884)	(115,581)	(200,806)	(184,035)	159,451	1,883,511	2,129,172	3,854,699

Interest in earnings of associates	9.1	753,820	(736,453)	1,577,990	(1,317,521)	833,371	67,132	1,294,795	120,097
Interest in earnings of joint ventures	10	50,927	29,870	5,052	158,256	450,974	263,003	47,066	1,393,417
Equity in earnings of investees		804,747	(706,583)	1,583,042	(1,159,265)	1,284,345	330,135	1,341,861	1,513,514

Financial expense		(625,774)	(463,591)	(1,155,309)	(892,074)	(2,130,752)	(5,422,219)	(3,995,308)	(9,677,480)
Financial income		42,188	81,210	100,371	149,684	726,385	628,874	1,341,486	1,229,537
Foreign exchange, net		(1,514,581)	467,485	(1,852,577)	710,628	(2,442,818)	1,550,338	(2,974,036)	2,135,679
Net effect of derivatives		652,311	(502,554)	138,950	(1,011,640)	1,325,382	100,231	1,326,726	400,373
Financial results, net	22	(1,445,856)	(417,450)	(2,768,565)	(1,043,402)	(2,521,803)	(3,142,776)	(4,301,132)	(5,911,891)

Loss before income taxes		(723,993)	(1,239,614)	(1,386,329)	(2,386,702)	(1,078,007)	(929,130)	(830,099)	(543,678)

Income taxes	15
Current		—	—	(3,849)	30,562	(543,520)	(481,640)	(827,916)	(1,672,822)
Deferred		496,885	191,430	970,896	403,826	652,042	948,122	952,076	1,335,119
		496,885	191,430	967,047	434,388	108,522	466,482	124,160	(337,703)

Loss for the period from continuing operations		(227,108)	(1,048,184)	(419,282)	(1,952,314)	(969,485)	(462,648)	(705,939)	(881,381)
Profit for the period from discontinued operation, net of tax	8	—	5,483	—	5,483	—	15,907	—	15,907
Loss for the period		(227,108)	(1,042,701)	(419,282)	(1,946,831)	(969,485)	(446,741)	(705,939)	(865,474)

Profit (loss) attributable to:
Owners of the Company		(227,108)	(1,042,701)	(419,282)	(1,946,831)	(227,108)	(1,042,701)	(419,282)	(1,946,831)
Non-controlling interest		—	—	—	—	(742,377)	595,960	(286,657)	1,081,357
		(227,108)	(1,042,701)	(419,282)	(1,946,831)	(969,485)	(446,741)	(705,939)	(865,474)

Earnings per share	18
Basic						(R$0.1220)	(R$0.5615)	(R$0.2250)	(R$1.0459)
Diluted						(R$0.1220)	(R$0.5647)	(R$0.2250)	(R$1.0517)

Earnings per share	18
Basic						—	R$0.0029	—	R$0.0029
Diluted						—	R$0.0029	—	R$0.0029

(i)     For additional information see notes 3.1

The accompanying notes are an integral part of these interim financial statements.

7

Statements of comprehensive income

(In thousands of Reais)

	Parent Company				Consolidated
	2Q24	2Q23 (Restated)	6M24	6M23 (Restated)	2Q24	2Q23 (Restated)	6M24	6M23 (Restated)
Loss for the period	(227,108)	(1,042,701)	(419,282)	(1,946,831)	(969,485)	(446,741)	(705,939)	(865,474)

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	101,317	(235,418)	164,203	(420,171)	131,448	(328,249)	194,502	(569,697)
Gain (loss) on cash flow hedge	(127,372)	(1,078)	(159,756)	129	(167,146)	775	(209,710)	2,360
	(26,055)	(236,496)	4,447	(420,042)	(35,698)	(327,474)	(15,208)	(567,337)

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) with defined benefit plan, net of taxes	892	18,394	15,300	18,515	1,278	38,740	25,564	41,935
Deferred taxes	—	—	—	—	(435)	(13,172)	(8,692)	(14,258)
	892	18,394	15,300	18,515	843	25,568	16,872	27,677

Comprehensive income from continuing operations	(252,271)	(1,266,286)	(399,535)	(2,353,841)	(1,004,340)	(764,554)	(704,275)	(1,421,041)
Comprehensive income from discontinuing operations	—	5,483	—	5,483	—	15,907	—	15,907
Total comprehensive income for the period	(252,271)	(1,260,803)	(399,535)	(2,348,358)	(1,004,340)	(748,647)	(704,275)	(1,405,134)

Comprehensive income attributable to:
Owners of the Company	(252,271)	(1,260,803)	(399,535)	(2,348,358)	(252,271)	(1,260,803)	(399,535)	(2,348,358)
Non-controlling interest	—	—	—	—	(752,069)	512,156	(304,740)	943,224
	(252,271)	(1,260,803)	(399,535)	(2,348,358)	(1,004,340)	(748,647)	(704,275)	(1,405,134)

The accompanying notes are an integral part of these interim financial statements.

8

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive income	Legal	Statutory reserve	Retained earnings	Accumulated loss	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	820,793	—	20,955,307	30,025,873	50,981,180

Loss for the period	—	—	—	—	—	—	—	—	(419,282)	(419,282)	(286,657)	(705,939)

Other comprehensive income (note 17)
Loss from cash flow hedge accounting	—	—	—	—	(159,756)	—	—	—	—	(159,756)	(49,954)	(209,710)
Foreign currency translation differences	—	—	—	—	164,203	—	—	—	—	164,203	30,299	194,502
Actuarial gain on defined benefit plan	—	—	—	—	15,300	—	—	—	—	15,300	1,572	16,872
Total comprehensive income (loss) for the period	—	—	—	—	19,747	—	—	—	(419,282)	(399,535)	(304,740)	(704,275)

Contributions and distributions to shareholders:
Capital increase (note 17(a))	150,000	—	—	—	—	—	(150,000)	—	—	—	—	—
Reduction of capital in subsidiary	—	—	—	—	—		—	—	—	—	(20,629)	(20,629)
Own shares acquired	—	(162,174)	—	—	—	—	—	—	—	(162,174)	—	(162,174)
Share based payments	—	43,678	—	(132,064)	—	—	—	—	—	(88,386)	9,700	(78,686)
Loss in dividend distribution to non-controlling shareholders	—	—	—	(420)	—	—	—	—	—	(420)	549	129
Dividends	—	—	—	—	—	—	(566,401)	—	—	(566,401)	(1,249,678)	(1,816,079)
Employee compensation plan - value of employee services	—	—	—	47,775	—	—	—	—	—	47,775	10,521	58,296
Total contributions and distributions	150,000	(118,496)	—	(84,709)	—	—	(716,401)	—	—	(769,606)	(1,249,537)	(2,019,143)

Transactions with shareholders:
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	(1,852)	—	—	—	—	—	(1,852)	—	(1,852)
Total transactions with shareholders	—	—	—	(1,852)	—	—	—	—	—	(1,852)	—	(1,852)

Total contributions, distributions and transactions with the Company's shareholders	150,000	(118,496)	—	(86,561)	—	—	(716,401)	—	—	(771,458)	(1,249,537)	(2,020,995)

At June 30, 2024	8,832,544	(212,413)	737	2,474,666	334,072	58,802	7,894,395	820,793	(419,282)	19,784,314	28,471,596	48,255,910

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive income	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
At January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	—	20,653,167	27,516,232	48,169,399
Loss for the period	—	—	—	—	—	—	—	—	—	(1,946,831)	(1,946,831)	1,081,357	(865,474)
Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	129	—	—	—	—	—	129	2,231	2,360
Foreign currency translation differences	—	—	—	—	(420,171)	—	—	—	—	—	(420,171)	(149,526)	(569,697)
Actuarial gain on defined benefit plan	—	—	—	—	18,515	—	—	—	—	—	18,515	9,162	27,677
Total comprehensive income (loss) for the period	—	—	—	—	(401,527)	—	—	—	—	(1,946,831)	(2,348,358)	943,224	(1,405,134)
Transactions with owners of the Company contributions and distributions:
Capital increase	280,000	—	—	—	—	—	(280,000)	—	—	—	—	—	—
Proceeds from capital increase in subsidiary	—	—	—	—	—	—	—	—	—	—	—	9,709	9,709
Gain on capital increase in a subsidiary	—	—	—	55,495	—	—	—	—	—	—	55,495	20,110	75,605
Share based payments	—	(114)	—	1,891	—	—	—	—	—	—	1,777	—	1,777
Write-off of stake in subsidiary	—	—	—	—	—	—	—	—	—	—	—	(22,280)	(22,280)
Dividends	—	—	—	—	—	—	(349,670)	(171,021)	—	—	(520,691)	(549,459)	(1,070,150)
Employee compensation plan - value of employee services	—	—	—	55,326	—	—	—	—	—	—	55,326	7,832	63,158
Total contributions and distributions	280,000	(114)	—	112,712	—	—	(629,670)	(171,021)	—	—	(408,093)	(534,088)	(942,181)

Changes in interest in subsidiaries:
Gain on distribution of dividends in subsidiary	—	—	—	33,456	—	—	—	—	—	—	33,456	—	33,456
Change of shareholding interest in subsidiary	—	—	—	(866)	—	—	—	—	—	—	(866)	—	(866)
Total transactions with owners of the Company	—	—	—	32,590	—	—	—	—	—	—	32,590	—	32,590
Total transactions with owners of the Company	280,000	(114)	—	145,302	—	—	(629,670)	(171,021)	—	—	(375,503)	(534,088)	(909,591)

At June 30, 2023	8,682,544	(107,254)	737	2,464,493	166,019	58,802	8,610,796	—	—	(1,946,831)	17,929,306	27,925,368	45,854,674

The accompanying notes are an integral part of these interim financial statements.

10

Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	6M24	6M23 (Restated) (i)	6M24	6M23 (Restated) (i)
Cash flows from operating activities
Loss before income taxes		(1,386,329)	(2,386,702)	(830,099)	(543,678)
Adjustments for:
Depreciation and amortization	20	7,780	7,027	1,833,725	1,610,177
Impairment	21	—	—	2,574,817	—
Interest in earnings of associates	9.1	(1,577,990)	1,317,521	(1,294,795)	(120,097)
Interest in earnings of joint ventures	10	(5,052)	(158,256)	(47,066)	(1,393,417)
Loss (gain) on disposed assets	21	7	(13,563)	40,261	777
Share based payment	24	32,836	43,515	81,258	83,179
Change in fair value of investment properties	11.5	—	—	—	(82,996)
Legal proceedings provision	21	3,877	43,524	149,301	78,624
Interest and foreign exchange, net		2,786,747	1,046,845	4,994,791	6,616,525
Sectorial financial assets and liabilities, net	5.10	—	—	28,016	(3,526)
Provisions for employee benefits		19,459	22,215	190,575	142,452
Allowance for expected credit losses		—	—	23,670	9,062
Profit on sale of investments	21	—	—	383,205	—
Tax credit recovery		—	—	4,207	(4,225)
Other		611	(49,525)	(171,476)	(278,598)
		(118,054)	(127,399)	7,960,390	6,114,259
Variation in:
Trade receivable		—	—	(654,468)	137,272
Inventories		—	—	(82,238)	25,652
Other taxes, net		(7,974)	(10,082)	33,447	149,741
Income tax		69,003	57,760	(697,352)	(500,693)
Related parties, net		384	(100,409)	109,994	(152,409)
Trade payables		1,001	(112,225)	122,132	(315,701)
Employee benefits		(58,180)	(44,235)	(347,607)	(309,186)
Provision for legal proceedings		1,678	(20,556)	(157,302)	(219,851)
Financial instruments derivatives		—	—	(18,095)	6,353
Other financial liabilities		—	—	(31,671)	(160,346)
Judicial deposits		(3,026)	(1,942)	(127,925)	22,965
Post-employment benefits obligation		—	—	(17,659)	(16,572)
Other assets and liabilities, net		(19,255)	(20,129)	22,213	142,892
		(16,369)	(251,818)	(1,846,531)	(1,189,883)
					—
Net cash (used in) generated from operating activities		(134,423)	(379,217)	6,113,859	4,924,376

Cash flows from investing activities
Capital contribution to associates	9.1	(4,173,198)	(4,000)	—	—
Capital contribution in joint ventures	10	(8,337)	—	(8,337)	—
Purchase of marketable securities		123,223	209,386	(242,724)	(838,963)
Restricted cash		43,048	(2,277)	40,779	(24,131)
Dividends received from associates	17	1,787,186	618,758	644,631	96,301
Dividends received from joint venture	17	228,342	46,103	293,912	405,926
Dividends received from finance investment		—	—	—	457,450
Acquisition of instruments designated at fair value		—	—	(354)	(7,072)
Reduction of capital in subsidiaries	9.1	5,227	—	—	—
Acquisition of property, plant and equipment, intangible and contract assets		(2,489)	(2,657)	(3,207,373)	(2,781,817)
Proceeds from the sale of investments		16,847	15,000	2,096,475	(5,926)
Cost of acquiring new business		—	—	(17,047)	—
Receipt of derivative financial instruments, except debt		—	36,718	132	40,276
Payment of derivative financial instruments, except debt		(70,503)	(116,303)	(70,689)	(124,208)
Net cash (used in) generated from investing activities		(2,050,654)	800,728	(470,595)	(2,782,164)

11

Statement of cash flow

(In thousands of  Reais)

		Parent Company		Consolidated
	Note	6M24	6M23 (Restated) (i)	6M24	6M23 (Restated) (i)
Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	4,421,447	1,989,748	10,799,808	6,109,999
Principal repayment of loans, borrowings and debentures	5.4	—	—	(7,772,439)	(1,099,528)
Payment of interest on loans, borrowings and debentures	5.4	(680,726)	(388,427)	(2,252,731)	(1,594,296)
Payment of derivative financial instruments		(355,848)	(307,650)	(2,111,172)	(1,005,403)
Proceeds from derivative financial instruments		14,199	7,962	959,656	94,670
Costs of banking operations with derivatives		—	—	(29,828)	(247,163)
Principal repayment of leases	5.5	(3,169)	(2,594)	(248,175)	(239,375)
Payment of interest on leases	5.5	(1,604)	(1,794)	(177,171)	(85,145)
Proceeds from capital contributions by non-controlling shareholders		—	—	—	9,709
Capital reduction		—	—	(20,520)	—
Related parties		(249,499)	(345,367)	—	—
Proceeds from the sale of treasury shares		(164,685)	—	(164,685)	—
Dividends paid	17	(782,081)	(798,203)	(1,537,377)	(1,548,921)
Dividends paid for preferred shares	17	—	—	(668,022)	—
Payment of share-based compensation		—	—	—	(294)
Net cash generated from (used in) financing activities		2,198,034	153,675	(3,222,656)	394,253

Increase (decrease) in cash and cash equivalents		12,957	575,186	2,420,608	2,536,465

Cash and cash equivalents at the beginning of the period		1,769,976	1,348,461	14,658,481	13,301,716
Effect of the foreign exchange rate changes		17,436	(12,198)	150,972	(98,891)
Cash and cash equivalents at the end of the period		1,800,369	1,911,449	17,230,061	15,739,290

Additional information
Income taxes paid		—	—	498,998	58,584

(i)     For additional information see notes 3.1

The accompanying notes are an integral part of these interim financial statements.

12

Statement of cash flow

(In thousands of  Reais)

Non-cash transactions:

The Company presents its statements of cash flows using the indirect method. During the period ended June, 2024, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$784,084 (R$100,014 on June 30, 2023), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$759,766 (R$794,602 on June 30, 2023).

Disclosure of interest and dividends:

Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

13

Statement of value added

(In thousands of Reais)

	Parent Company		Consolidated
	6M24	6M23	6M24	6M23 (Restated)(i)
Revenue
Net sales	—	—	23,650,222	23,160,634
Other income (expense), net	15,758	(3,845)	721,780	389,797
Impairment gain (loss) on trade receivables	—	—	205	(9,062)
	15,758	(3,845)	24,372,207	23,541,369
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	13,016,297	13,678,750
Materials, energy, third-party services and other	66,448	44,063	1,107,676	889,718
	66,448	44,063	14,123,973	14,568,468

Gross value added	(50,690)	(47,908)	10,248,234	8,972,901

Retention
Depreciation, amortization and impairment	7,780	7,027	4,408,542	1,610,177

Net value added	(58,470)	(54,935)	5,839,692	7,362,724

Value added transferred in
Interest earnings in associates	1,577,990	(1,317,521)	1,294,795	120,097
Interest earnings in joint ventures	5,052	158,256	47,066	1,393,417
Profit for the period from discontinued operation, net of tax	—	5,483	—	15,907
Finance revenue	100,371	149,684	1,341,486	1,229,537
	1,683,413	(1,004,098)	2,683,347	2,758,958

Value added to be distributed	1,624,943	(1,059,033)	8,523,039	10,121,682

Distribution of value added
Personnel and payroll charges	111,018	117,596	1,289,541	1,253,719
Direct remuneration	90,869	109,712	1,019,285	1,036,833
Benefits	6,207	5,337	204,900	168,098
FGTS and other	13,942	2,547	65,356	48,788

Taxes, fees and contributions	(935,727)	(422,886)	2,231,848	2,520,254
Federal	(951,722)	(426,038)	696,163	1,046,359
State	1	—	1,438,565	1,390,401
Municipal	15,994	3,152	97,120	83,494

Financial expenses and rents	2,868,934	1,193,088	5,707,589	7,213,183
Interest and foreign exchange variation	2,853,384	1,288,580	5,488,129	6,873,818
Rents	—	—	72,019	83,034
Other	15,550	(95,492)	147,441	256,331

Equity Remuneration	(419,282)	(1,946,831)	(705,939)	(865,474)
Non-controlling interests	—	—	(286,657)	1,081,357
Retained losses	(419,282)	(1,952,314)	(419,282)	(1,962,738)
Profit for the period from discontinued operation, net of tax	—	5,483	—	15,907

(i) For more details see notes 3.1.

The accompanying notes are an integral part of these interim financial statements.

14

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

1.  OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate Cosan (Corporate segment) It is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Cosan Oito is a subsidiary of Cosan S.A., which has a significant stake in Vale.
(iii)	Cosan Nove has a direct stake in Raízen of 39.12% and preferred shares with Itaú Unibanco S.A. (“Itaú”) which corresponds to an equity interest of 26.91%.
(iv)	Cosan Dez has a direct stake in Compass of 88,00% and preferred shares with Bradesco BBI S.A. (“Bradesco”) which corresponds to an equity interest of 23.20%.

15

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

2. RELEVANTS EVENTS IN THE PERIOD

INTERNALIZATION OF SENIOR NOTES 2031

On February 16, 2024, the Company internalized the remaining resources arising from the 2031 senior notes, through the issuance of Loan 4131 by Cosan S.A., referenced in US dollars in the amount of equivalent to US$600,000 thousand, equivalent to R$2,982,600, with an annual coupon of 6.6% p.a. for the first four semesters and interest payment of 7.25% p.a. for the others. In return, Cosan Luxembourg contracted a Time Deposit (“TD”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 7.25% p.a., which has as its underlying asset the issuance of Loan 4131. For more information see note 5.4 (e).

VALE'S DIVIDEND DISTRIBUTION

On February 22, 2024, Vale's Board of Directors approved the remuneration of shareholders in the amount of R$11,721,894. The amount declared corresponds entirely to dividends in the total amount of R$ 2.738548374 reais per share. The payment took place on March 19, 2024 and the amount received by the subsidiary Cosan Oito was R$577,469.

COMGÁS'S TENTH ISSUANCE OF DEBENTURES

On February 29, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 10th issuance of simple debentures, under a firm placement guarantee, non-convertible into shares, of the unsecured type, in a single series. The issuance was in the total amount of R$1,500,000, with semiannual interest at a rate equal to DI plus a spread of 0.80% p.a. and with maturity of the principal on March 15, 2029, with amortization on the maturity date. The net proceeds from the Issuance will be allocated to the ordinary management of the business of the indirect subsidiary Comgás.

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, indirect subsidiary Rumo Malha Norte S.A. filed with the Brazilian Federal Revenue Service (RFB) the constitutive report number 143/2023, issued by SUDAM on December 6, 2023, attesting to compliance with the legal conditions and requirements required for the renewal of the tax benefit, for another 10 years. In view of the above, the RFB, through the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and additional taxes referred to in article 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated on the basis of the operating profit of the legal entity Rumo Malha Norte.

COMPASS'S THIRD ISSUANCE OF DEBENTURES

On March 15, 2024, the subsidiary Compass Gás e Energia S.A. raised its 3rd issuance of simple and non-convertible debentures, in the amount of R$1,500,000 with remuneration of CDI + 1.08% p.a., semiannual interest and principal maturing on March 15, 2029. The proceeds from the issuance will be used for general purposes and to strengthen working capital.

RESOLUTION OF COMPASS GAS AND ENERGY DIVIDENDS

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass Gas and Energy approved the distribution of dividends in the amount of R$1,500,000. The payment took place on April 12, 2024 and the amount received by the subsidiary Cosan Dez was R$1,320,000.

COMPASS AND TRSP COMMERCIAL NOTES

On March 20, 2024, Compass and its subsidiary TRSP signed the 1st Issuance of Commercial Notes in the amount of R$200,000, with maturity in March 2026 and remuneration at 100% CDI + 1.7% p.a. The agreement was entered into through the depositary Laqus Depositária de Valores Mobiliários S.A. following the market conditions for the respective transaction.

16

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

COMPASS COMERCIALIZAÇÃO LOAN

On March 21, 2024, Compass and its subsidiary Compass Comercialização signed an "Uncommitted Term Loan Facility Agreement – Loan Agreement" with BNP Paribas S.A., for funding under the terms of Law No. 4,131. On March 22, 2024, the Company concluded the funding in the amount of EUR 78 million, equivalent to R$423,393, maturing in March 2025 and with an interest rate of 4.88% per year.

ISSUANCE OF DEBENTURES RUMO MALHA PAULISTA S.A.

On March 25, 2024, Rumo Malha Paulista raised R$1,200,000 with the 5th issuance of simple, non-convertible debentures, of the unsecured type, divided into two series, the first of which has an amount of R$532,243, with an IPCA rate + 5.7970% p.a., a term of 10 years, semiannual interest payments and bullet amortization,  while the second is R$667,757 with an IPCA rate + 5.9284% p.a., a term of 15 years, semiannual interest payments and amortizations in the last three years.

On June 26, 2024, Rumo Malha Paulista raised R$704,000 with the 6th issue of simple debentures, not convertible into shares, of the unsecured type, divided into two series, the first of which has an amount of R$547,950, with a rate of IPCA + 6.42% p.a., term of 10 years, half-yearly interest payments and bullet amortization, while the second is for R$156,050 with a rate of IPCA + 6.5318% p.a., a term of 15 years, half-yearly interest payments and amortization in the last three years.

AGREEMENT FOR THE CONSTRUCTION OF A NEW PORT TERMINAL IN SANTOS

On March 25, 2024, Companhia Rumo S.A. and EMBRAPORT – Empresa Brasileira de Terminais Portuários S.A., signed a binding agreement for the implementation of a new port project (terminal) for grain and fertilizer lifts at the port of Santos. The estimated investment for the construction of the Terminal is R$2,500,000 and will be financed with loans, in addition to the possibility of potential strategic partnerships throughout the course of the Project's implementation. The start of construction is conditional on the fulfillment of customary conditions precedent for this type of operation, including licensing and legal and regulatory approvals. After the fulfillment of all conditions precedent, the period of 30 months for construction is estimated.

UNWIND VALE S.A. OPERATIONS

  Collar Financing

During the first months of 2024, as shown in the table, the Company anticipated the debts linked to Vale's operation, and in April 2024 the settlement of 100% of the debts was concluded, as well as the collar financing derivatives linked to the operation.

	Participation Cosan			Debt settlement Cashier Effect
Base date	Direct	Collar-related	Total	Principal	Interest	Gain/Loss settlement Collar
January, 2024	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February, 2024	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April 2024 (i)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116

(i)	On April 19, 2024, the Company concluded the sale of a further 33,524,185 shares equivalent to a 0.78% stake in Vale's voting share capital, together with the early settlement of the remaining debt. With this last advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives, and now only holds a direct stake in Vale.
  Call Spread

In May 2024, the Company carried out the early settlement of the first tranche of the Call Spread derivative structure equivalent to 10,786 million shares or 0.24% of the total number of Vale S.A. shares, completely eliminating the maturities in 2024, reducing the economic stake from 1.58% to 1.34%.

	Cosan economic participation		Settlement gain/loss Call Spread
Base date	% Settled in advance	% Remaining	Cash effect	Result effect
May, 2024	0.24%	1.34%	14,499	(82,265)

17

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

START OF OPERATIONS OF THE SÃO PAULO REGASIFICATION TERMINAL ("TRSP")

The second quarter of 2024 was marked by the start of operations of the São Paulo Regasification Terminal ("TRSP"), whose operating and service model includes strategic LNG infrastructure and logistics assets.

The start of operations is mainly due to the completion of the liquefied natural gas regasification terminal, located in Santos/SP. As shown in note 16, this asset was transferred from "work in progress" to the respective classes of assets.

The terminal has the capacity to regasify approximately 14 million m3 of LNG per day. And from April to June 2024, during the commissioning period, it regasified approximately 125 million m³ of LNG.

EXCLUSION OF ICMS FROM THE CALCULATION BASIS OF PIS AND COFINS

On April 10, 2024, the jointly controlled subsidiary Raízen S.A., through the indirect subsidiary Blueway, obtained approval from the Brazilian Federal Revenue Service for the request to qualify for a tax credit in the amount of R$1,824,019, determining the exclusion of ICMS from the PIS and COFINS calculation basis.

INCORPORATION OF ELEVAÇÕES PORTUÁRIAS S.A.

On April 30, 2024, CLI SUL S.A. ("CLI SUL") completed the process of incorporating Elevações Portuárias S.A. ("EPSA"), after obtaining the necessary regulatory approvals. As a result of this corporate reorganization, Rumo S.A. ("Rumo") received the amount of R$168,855 from CLI SUL on the same date. This amount refers to the additional acquisition price that CLI SUL undertook to pay to Rumo, under the terms of the share purchase agreement signed between the parties on July 15, 2022, and corresponds to 20% of the outstanding balance of the acquisition financing, plus accrued interest and other charges, less the cash held by CLI SUL.

After the merger, CLI SUL's shareholders became Corredor Logística e Infraestrutura S.A. ("CLI") and Rumo, with the shareholding split remaining at 80% for CLI and 20% for Rumo.

ADDENDUM TO THE RUMO MALHA PAULISTA CONCESSION CONTRACT

On May 28, 2024, the subsidiary Rumo entered into the 6th Amendment to the Concession Agreement of the indirect subsidiary Rumo Malha Paulista with the federal government through ANTT - Agência Nacional de Transportes Terrestres (National Land Transport Agency).

In order to update the Book of Obligations, the indirect subsidiary Malha Paulista will need to restore the economic and financial balance of the contract in an amount estimated at approximately R$1,170,000, of which R$500,000 will be converted into investments in its rail network and the rest will be paid in 4 annual installments of R$167,500. The amount of each annual installment will be adjusted by the accumulated variation of the IPCA between June 2023 and two months prior to the date of actual payment.

18

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

SALE OF SHARES IN TERMINAL XXXIX

On May 29, 2024, the subsidiary Rumo entered into a share purchase agreement, selling 50% (fifty percent) of its shareholding in Terminal XXXIX de Santos S.A. ("T-XXXIX") to a consortium formed between Bunge Alimentos S.A. and Zen-noh Grain Corporation, as disclosed in a material fact on the same date.

The sale of the stake in T-XXXIX represents a move towards financial discipline and capital recycling, strengthening the Company's cash position so that it can concentrate its efforts on projects that support the ongoing capacity increase program and strengthen the structural competitiveness of the rail modal.

The effectiveness of the operation depends on compliance with the binding conditions set out in the instrument, which has not yet occurred as of June 30, 2024.

MOOVE DIVIDEND RESOLUTION

On June 12, 2024, the Board of Directors of the subsidiary Moove Lubricants Holdings approved the distribution of dividends in the amount of US$116,903 thousand, equivalent to R$630,000. The payment took place on June 21, 2024.

RAISING LOANS FROM THE MOOVE SEGMENT

On June 14, 2024, Cosan Lubrificantes e Especialidades contracted two loans, one in the export prepayment modality and the other in the export credit note modality, with the banks Bank of America and Citibank, respectively, in the amounts of R$536,240 (corresponding to US$100,000 thousand) and R$268,120 (corresponding to US$50,000 thousand), respectively. The export prepayment loan has interest payments every six months and repayments will take place in June 2026 and June 2027, while the export credit loan has annual interest payments with the principal maturing in June 2027.

On June 14, 2024, Moove Lubrificants Limited contracted two loans with the banks Bank of America and Citibank, respectively, in the amounts of R$238,064 (corresponding to £35,000) and R$14,341 (corresponding to £2,500), respectively. For the first loan, interest payments are quarterly, and the principal is due in June 2026, while for the second loan, interest and principal payments are due in August 2024.

EARLY REDEMPTION OF RUMO MALHA PAULISTA S.A. DEBENTURES

On June 26, 2024, the subsidiary Rumo Malha Paulista made the optional early redemption of R$ 757,944, the total amount of the first series of the 2nd issue of simple debentures, not convertible into shares, of the unsecured type.

On the occasion of the optional early redemption, the holders of the debentures, on the date of the optional early redemption, were entitled to payment of: (a) the balance of the nominal unit value of the debentures of the first series; plus (b) the remuneration of the first series, calculated pro rata temporis, from the date of payment of the remuneration of the first series immediately preceding, on June 17, 2024, until the date of the optional early redemption; (c) plus a premium, apartment, levied on the amount of the early redemption, corresponding to 0.25% (twenty-five hundredths) percent multiplied by the remaining term of the debentures of the first series.

19

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

ISSUE OF DEBENTURES

On June 28, 2024, Cosan issued unsecured debentures, not convertible into shares, in the total amount of R$1,450,000, divided into two series. The first series bears interest at CDI plus 1.0% per year, matures in June 2029, pays interest every six months and amortizes the principal in June 2028 and June 2029. The second series bears interest at CDI plus 1.5% per year, maturing in June 2034, with half-yearly interest payments and principal repayments in June 2032, June 2033 and June 2034.

WRITE-OFF OF ASSETS AND IMPAIRMENT LOSS OF RUMO MALHA SUL

In the 2nd quarter of 2024, Rio Grande do Sul was impacted by extreme weather events. This force majeure event caused damage to the railway infrastructure of indirect subsidiary Rumo Malha Sul.

In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led to the anticipation of the recoverability test of the permanent assets (fixed assets, intangible assets and rights of use) of the cash generating unit of the subsidiary Rumo ("Rumo Malha Sul"), considering the event described above, including with regard to the term of use of the assets, the subsidiary Rumo provisioned the amount of R$2.392,776 as mentioned in note 11.1.

3. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

These individual and consolidated interim financial statements were prepared and are being presented in accordance with the technical pronouncement CPC 21 (R1) - Interim Statements and with the international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Interim financial statements do not include all information necessary for a complete set of financial statements prepared in accordance with local standards and IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of the Statements of Added Value (“DVA”), individual and consolidated, is required by Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to public companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2023, was not presented in full in this quarterly information.

These interim financial statements were prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2023. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The significant judgments made by Management in applying the Company's accounting policies and the main sources of estimation uncertainty were the same as those described in the last annual financial statements, except for the revaluation of impairment in the indirect subsidiary Rumo Malha Sul.

The relevant information specific to the interim financial statements, and only them, are being disclosed and correspond to that used by Management in its management.

These interim financial statements were authorized for issuance by the Board of Directors on August 14, 2024.

20

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

3.1. RECLASSIFICATION IN THE INCOME STATEMENT

ARSESP, through resolution 1,205 of August 18, 2021, NTF-044-2021, released a new Regulatory Accounting Manual and Chart of Accounts for the piped gas distribution sector for companies on its regulation with applicability as of fiscal year 2023.

According to the technical note mentioned above, ARSESP determines that the accounting of variations, positive and negative, between the price included in the tariffs and the price actually paid by the concessionaire to the supplier, which are periodically passed on to users through graphical accounts, must be recorded in the net operating revenue group. The accounting policy usually applied by the subsidiary Compass is consistent with the understanding of the essence of the operation, classifying the effects of the Regulatory Current Account ("CCR") on its gross income, but with allocations in the cost group of goods sold and services rendered. In addition, the document also mentions that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services.

The indirect subsidiary Comgás has voluntarily reassessed the way in which it presents the classification of the effects of CCR and general and administrative expenses, as it understands that such presentation will meet the requirements of ARSESP and OCPC08, providing more consistent information in the consolidations in line with the practices adopted by the group. These reclassifications do not impact the main indicators, such as profit for the year and shareholders' equity, used by the indirect subsidiary Comgás and the other gas distributors of Compass.

The application of the change in the accounting policy generated the following reclassification in the income statement in the comparative period:

	Consolidated
	2Q23 (Originally presented)	Reclassification	2Q23 (Restated)
Net operating revenue	10,010,456	40,549	10,051,005
Cost of goods sold and services rendered	(7,135,119)	(102,132)	(7,237,251)
Gross income	2,875,337	(61,583)	2,813,754
Sales expenses	(341,507)	—	(341,507)
General and administrative expenses	(594,273)	61,583	(532,690)
Other operating income, net	(56,046)	—	(56,046)
Operating results	(991,826)	61,583	(930,243)
Result before equity income and net financial result	1,883,511	—	1,883,511

	6M23 (Originally presented)	Reclassification	6M23 (Restated)
Net operating revenue	19,641,783	27,376	19,669,159
Cost of goods sold and services rendered	(14,267,636)	(148,218)	(14,415,854)
Gross income	5,374,147	(120,842)	5,253,305
Sales expenses	(681,240)	—	(681,240)
General and administrative expenses	(1,144,055)	120,842	(1,023,213)
Other operating income, net	305,847	—	305,847
Operating results	(1,519,448)	120,842	(1,398,606)
Result before equity income and net financial result	3,854,699	—	3,854,699

Additionally, the Moove segment reviewed its initial adoption and reclassified revenues to reflect its operational performance more accurately, as detailed bellow:

21

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	2Q23	Reclassification	2Q23 (Restated)	6M23	Reclassification	6M23 (Restated)
Reported segment
Moove
Finished product	2,191,377	65,653	2,257,030	4,507,294	95,767	4,603,061
Base oil	226,854	(5,190)	221,664	380,845	(5,191)	375,654
Services	98,887	(60,463)	38,424	216,152	(90,576)	125,576
	2,517,118	—	2,517,118	5,104,291	—	5,104,291

	2Q23	Reclassification	2Q23 (Restated)	6M23	Reclassification	6M23 (Restated)
At a point in time
Natural gas distribution	4,077,261	—	4,077,261	8,126,823	—	8,126,823
Lubricants, base oil and other	2,418,231	60,463	2,478,694	4,888,139	90,576	4,978,715
Other	279,811	—	279,811	600,642	—	600,642
	6,775,303	60,463	6,835,766	13,615,604	90,576	13,706,180
Over time
Railroad transportation services	2,639,483	—	2,639,483	4,913,781	—	4,913,781
Container operations	123,629	—	123,629	233,159	—	233,159
Construction revenue	391,712	—	391,712	694,620	—	694,620
Services rendered	98,887	(60,463)	38,424	216,152	(90,576)	125,576
	3,253,711	(60,463)	3,193,248	6,057,712	(90,576)	5,967,136

Eliminations	(18,558)	—	(18,558)	(31,533)	—	(31,533)
Total net sales	10,010,456	—	10,010,456	19,641,783	—	19,641,783

22

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (v) production, marketing, origination and trading of sugar and (iv) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; and (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
  Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high valuation potential, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

  Corporate Cosan: represents the reconciliation of Cosan’s corporate structure, which consists of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating revenues), including pre-operational investments; (ii) the result of equity of assets, including participation in Vale S.A.; and (iii) financial result attributed to cash and debts of the parent, intermediate holdings (Cosan Oito, Cosan Nove and Cosan Dez) and offshores financial companies, and mining and investment projects at the Climate Tech Fund, fund managed by Fifth Wall, specializing in technological innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly owned subsidiary”.

23

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

In December 2023 the Company re-evaluated its segment structure presented as reconciliation items and added to the Corporate Cosan structure the company Cosan Dez and Cosan Investimentos. Because of this change, we present the comparative period of six and three month ended on June 30, 2023.

	2Q24 (Restated)
	Reported segments							Reconciliation	Consolidated
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
Result
Net operating revenue	57,759,456	4,402,310	2,580,960	3,574,737	153,404	4	(57,759,456)	(17,407)	10,694,008
Cost of goods sold and services provided	(55,138,374)	(3,510,681)	(1,836,776)	(1,807,554)	—	—	55,138,374	17,407	(7,137,604)
Gross profit	2,621,082	891,629	744,184	1,767,183	153,404	4	(2,621,082)	—	3,556,404
Selling expenses	(1,429,874)	(43,065)	(322,206)	(11,226)	—	—	1,429,874	—	(376,497)
General and administrative expenses	(738,748)	(185,423)	(152,810)	(143,353)	(17,950)	(111,877)	738,748	—	(611,413)
Other income (expenses), net	2,336,914	428,946	6,480	(2,487,904)	(1,994)	(354,571)	(2,336,914)	—	(2,409,043)
Equity in associates’ earnings	(39,196)	28,391	—	19,186	(67)	906,575	39,196	(120,714)	833,371
Equity income in joint ventures	—	—	—	—	—	450,974	—	—	450,974
Financial result	(1,482,052)	(251,450)	(47,295)	(646,594)	(59,138)	(1,517,326)	1,482,052	—	(2,521,803)
Financial expenses	(1,095,868)	(486,016)	(33,279)	(813,565)	(69,004)	(728,888)	1,095,868	—	(2,130,752)
Financial revenue	261,238	294,755	12,169	295,000	9,866	114,595	(261,238)	—	726,385
Foreign exchange variation	(1,848,944)	(241,691)	(45,441)	(629,337)	—	(1,526,349)	1,848,944	—	(2,442,818)
Derivatives	1,201,522	181,502	19,256	501,308	—	623,316	(1,201,522)	—	1,325,382
Income tax and social contribution	(226,022)	(269,726)	(43,709)	(239,888)	3,668	658,177	226,022	—	108,522
Income for the period	1,042,104	599,302	184,644	(1,742,596)	77,923	31,956	(1,042,104)	(120,714)	(969,485)
Result attributed to:
Controlling shareholders	1,026,612	492,933	129,797	(530,486)	28,470	(227,108)	(1,026,612)	(120,714)	(227,108)
Non-controlling shareholders	15,492	106,369	54,847	(1,212,110)	49,453	259,064	(15,492)	—	(742,377)
	1,042,104	599,302	184,644	(1,742,596)	77,923	31,956	(1,042,104)	(120,714)	(969,485)
Other selected information
Depreciation and amortization	1,960,930	254,833	75,042	592,572	68	3,877	(1,960,930)	—	926,392
EBITDA	4,711,108	1,375,311	350,690	(263,542)	133,461	894,982	(4,711,108)	(120,714)	2,370,188
Additions to fixed assets, intangible assets and contract assets	2,204,630	437,611	53,760	1,175,770	3,055	1,329	(2,204,630)	—	1,671,525
									—
EBITDA reconciliation									—
Income for the period	1,042,104	599,302	184,644	(1,742,596)	77,923	31,956	(1,042,104)	(120,714)	(969,485)
Income taxes and social contribution	226,022	269,726	43,709	239,888	(3,668)	(658,177)	(226,022)	—	(108,522)
Financial result	1,482,052	251,450	47,295	646,594	59,138	1,517,326	(1,482,052)	—	2,521,803
Depreciation and amortization	1,960,930	254,833	75,042	592,572	68	3,877	(1,960,930)	—	926,392
EBITDA	4,711,108	1,375,311	350,690	(263,542)	133,461	894,982	(4,711,108)	(120,714)	2,370,188

24

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	2Q23 (Restated)
	Reported segments							Reconciliation	Consolidated
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
Result
Net operating revenue	48,805,958	4,625,078	2,517,118	2,763,112	163,779	476	(48,805,958)	(18,558)	10,051,005
Cost of goods sold and services provided	(46,046,792)	(3,681,199)	(1,842,889)	(1,691,338)	(40,383)	—	46,046,792	18,558	(7,237,251)
Gross profit	2,759,166	943,879	674,229	1,071,774	123,396	476	(2,759,166)	—	2,813,754
Selling expenses	(1,325,032)	(41,378)	(291,034)	(9,093)	—	(2)	1,325,032	—	(341,507)
General and administrative expenses	(703,850)	(157,292)	(139,454)	(120,318)	(16,592)	(99,034)	703,850	—	(532,690)
Other income (expenses), net	1,617,004	(51,325)	(11,458)	(54,353)	81,973	(20,883)	(1,617,004)	—	(56,046)
Equity in associates’ earnings	(79,136)	45,696	—	21,438	408	416,006	79,136	(416,416)	67,132
Equity income in joint ventures	—	—	—	—	—	263,003	—	—	263,003
Financial result	(1,375,764)	(234,948)	(61,293)	(675,897)	7,994	(2,178,632)	1,375,764	—	(3,142,776)
Financial expenses	(1,563,720)	(309,703)	(40,131)	(1,130,297)	(1,816)	(3,940,272)	1,563,720	—	(5,422,219)
Financial revenue	226,568	230,609	21,498	267,271	9,810	99,686	(226,568)	—	628,874
Foreign exchange variation	754,336	105,151	(21,579)	264,668	—	1,202,098	(754,336)	—	1,550,338
Derivatives	(792,948)	(261,005)	(21,081)	(77,539)	—	459,856	792,948	—	100,231
Income tax and social contribution	(263,606)	(174,243)	(63,488)	(66,349)	(20,511)	791,073	263,606	—	466,482
Income for the period	628,782	330,389	107,502	167,202	176,668	(827,993)	(628,782)	(416,416)	(462,648)
Net profit for the period from discontinued operations	—	15,907	—	—	—	7,140	—	(7,140)	15,907
Result attributed to:
Controlling shareholders	595,426	251,097	75,274	50,714	46,471	(1,042,701)	(595,426)	(423,556)	(1,042,701)
Non-controlling shareholders	33,356	95,199	32,228	116,488	130,197	221,848	(33,356)	—	595,960
	628,782	346,296	107,502	167,202	176,668	(820,853)	(628,782)	(423,556)	(446,741)
Other selected information
Depreciation and amortization	1,848,848	212,700	70,167	538,335	69	3,687	(1,848,848)	—	824,958
EBITDA	4,117,000	952,280	302,450	1,447,783	189,254	563,253	(4,117,000)	(416,416)	3,038,604
Additions to fixed assets, intangible assets and contract assets	1,948,314	506,618	43,569	692,748	14,023	16,725	(1,948,314)	—	1,273,683
									—
EBITDA reconciliation									—
Income for the period	628,782	330,389	107,502	167,202	176,668	(827,993)	(628,782)	(416,416)	(462,648)
Income taxes and social contribution	263,606	174,243	63,488	66,349	20,511	(791,073)	(263,606)	—	(466,482)
Financial result	1,375,764	234,948	61,293	675,897	(7,994)	2,178,632	(1,375,764)	—	3,142,776
Depreciation and amortization	1,848,848	212,700	70,167	538,335	69	3,687	(1,848,848)	—	824,958
EBITDA	4,117,000	952,280	302,450	1,447,783	189,254	563,253	(4,117,000)	(416,416)	3,038,604

25

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	6M24
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	111,416,500	8,537,477	5,020,553	6,720,753	289,970	13	(111,416,500)	(32,702)	20,536,064
Cost of goods sold and services provided	(105,059,426)	(6,869,447)	(3,595,665)	(3,633,588)	—	(43)	105,059,426	32,702	(14,066,041)
Gross profit	6,357,074	1,668,030	1,424,888	3,087,165	289,970	(30)	(6,357,074)	—	6,470,023
Selling expenses	(3,009,722)	(86,391)	(628,695)	(22,815)	—	—	3,009,722	—	(737,901)
General and administrative expenses	(1,669,152)	(359,255)	(286,979)	(295,170)	(36,335)	(216,929)	1,669,152	—	(1,194,668)
Other income (expenses), net	2,291,714	483,472	25,771	(2,544,555)	(4,160)	(368,810)	(2,291,714)	—	(2,408,282)
Equity in associates’ earnings	(105,548)	57,474	—	27,236	19,882	1,847,130	105,548	(656,927)	1,294,795
Equity income in joint ventures	—	—	—	(2,422)	—	49,488	—	—	47,066
Financial result	(3,197,184)	(455,469)	(46,071)	(1,267,671)	(50,578)	(2,481,343)	3,197,184	—	(4,301,132)
Financial expenses	(2,340,890)	(889,584)	(31,587)	(1,604,698)	(70,571)	(1,398,868)	2,340,890	—	(3,995,308)
Financial revenue	498,162	541,697	34,863	535,639	19,993	209,294	(498,162)	—	1,341,486
Foreign exchange variation	(2,385,992)	(301,483)	(68,603)	(802,431)	—	(1,801,519)	2,385,992	—	(2,974,036)
Derivatives	1,031,536	193,901	19,256	603,819	—	509,750	(1,031,536)	—	1,326,726
Income tax and social contribution	(532,578)	(390,454)	(123,610)	(356,028)	(14,813)	1,009,065	532,578	—	124,160
Income for the period	134,604	917,407	365,304	(1,374,260)	203,966	(161,429)	(134,604)	(656,927)	(705,939)
Result attributed to:
Controlling shareholders	120,512	740,414	256,250	(418,245)	78,508	(419,282)	(120,512)	(656,927)	(419,282)
Non-controlling shareholders	14,092	176,993	109,054	(956,015)	125,458	257,853	(14,092)	—	(286,657)
	134,604	917,407	365,304	(1,374,260)	203,966	(161,429)	(134,604)	(656,927)	(705,939)
Depreciation and amortization	4,726,588	505,251	144,648	1,175,875	137	7,814	(4,726,588)	—	1,833,725
EBITDA	8,590,954	2,268,581	679,633	1,425,314	269,494	1,318,663	(8,590,954)	(656,927)	5,304,758
Additions to fixed assets, intangible assets and contract assets	7,221,300	968,965	88,248	2,142,876	4,795	2,489	(7,221,300)	—	3,207,373
EBITDA reconciliation
Income for the period	134,604	917,407	365,304	(1,374,260)	203,966	(161,429)	(134,604)	(656,927)	(705,939)
Income taxes and social contribution	532,578	390,454	123,610	356,028	14,813	(1,009,065)	(532,578)	—	(124,160)
Financial result	3,197,184	455,469	46,071	1,267,671	50,578	2,481,343	(3,197,184)	—	4,301,132
Depreciation and amortization	4,726,588	505,251	144,648	1,175,875	137	7,814	(4,726,588)	—	1,833,725
EBITDA	8,590,954	2,268,581	679,633	1,425,314	269,494	1,318,663	(8,590,954)	(656,927)	5,304,758

26

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	6M23 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	103,757,224	9,146,908	5,104,291	5,146,940	300,546	2,007	(103,757,224)	(31,533)	19,669,159
Cost of goods sold and services provided	(94,053,084)	(7,321,888)	(3,786,535)	(3,294,933)	(40,383)	(3,648)	94,053,084	31,533	(14,415,854)
Gross profit	9,704,140	1,825,020	1,317,756	1,852,007	260,163	(1,641)	(9,704,140)	—	5,253,305
Selling expenses	(2,587,540)	(80,285)	(582,756)	(17,643)	—	(556)	2,587,540	—	(681,240)
General and administrative expenses	(1,546,154)	(295,121)	(277,104)	(223,239)	(34,557)	(193,192)	1,546,154	—	(1,023,213)
Other income (expenses), net	2,106,332	(57,033)	(22,154)	(45,401)	79,934	350,501	(2,106,332)	—	305,847
Equity in associates’ earnings	(112,950)	97,831	—	22,267	21,447	(367,326)	112,950	345,878	120,097
Equity income in joint ventures	—	—	—	—	—	1,393,417	—	—	1,393,417
Financial result	(2,739,203)	(700,436)	(141,365)	(1,283,297)	14,196	(3,800,989)	2,739,203	—	(5,911,891)
Financial expenses	(2,921,117)	(1,069,290)	(116,937)	(2,074,675)	(3,511)	(6,413,067)	2,921,117	—	(9,677,480)
Financial revenue	409,432	430,465	44,182	564,039	17,707	173,144	(409,432)	—	1,229,537
Foreign exchange variation	1,117,948	152,748	(31,956)	401,752	—	1,613,135	(1,117,948)	—	2,135,679
Derivatives	(1,345,466)	(214,359)	(36,654)	(174,413)	—	825,799	1,345,466	—	400,373
Income tax and social contribution	(1,568,686)	(1,250,837)	(357,256)	(66,445)	(38,405)	1,375,240	1,568,686	—	(337,703)
Income for the period	3,255,939	(460,861)	(62,879)	238,249	302,778	(1,244,546)	(3,255,939)	345,878	(881,381)
Net profit for the period from discontinued operations	—	15,907	—	—	—	7,140	—	(7,140)	15,907
Result attributed to:
Controlling shareholders	3,154,643	(463,027)	(43,975)	73,001	95,263	(1,946,831)	(3,154,643)	338,738	(1,946,831)
Non-controlling shareholders	101,296	18,073	(18,904)	165,248	207,515	709,425	(101,296)	—	1,081,357
	3,255,939	(444,954)	(62,879)	238,249	302,778	(1,237,406)	(3,255,939)	338,738	(865,474)
Other selected information
Depreciation and amortization	3,367,564	419,557	142,249	1,040,340	138	7,893	(3,367,564)	—	1,610,177
EBITDA	10,931,392	1,909,969	577,991	2,628,331	327,125	1,189,096	(10,931,392)	345,878	6,978,390
Additions to fixed assets, intangible assets and contract assets	6,086,088	1,033,647	77,642	1,620,607	25,859	24,062	(6,086,088)	—	2,781,817

EBITDA reconciliation
Income for the period	3,255,939	(460,861)	(62,879)	238,249	302,778	(1,244,546)	(3,255,939)	345,878	(881,381)
Income taxes and social contribution	1,568,686	1,250,837	357,256	66,445	38,405	(1,375,240)	(1,568,686)	—	337,703
Financial result	2,739,203	700,436	141,365	1,283,297	(14,196)	3,800,989	(2,739,203)	—	5,911,891
Depreciation and amortization	3,367,564	419,557	142,249	1,040,340	138	7,893	(3,367,564)	—	1,610,177
EBITDA	10,931,392	1,909,969	577,991	2,628,331	327,125	1,189,096	(10,931,392)	345,878	6,978,390

27

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	06/30/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	8,728,180	5,538,103	667,490	8,028,917	43,335	2,952,216	(8,728,180)	—	17,230,061
Marketable securities	1,250,598	941,382	121,539	1,373,180	495,078	1,042,159	(1,250,598)	—	3,973,338
Trade receivables	12,341,914	1,948,372	1,389,980	751,145	132,429	—	(12,341,914)	—	4,221,926
Derivative financial instruments	11,994,438	197,214	19,256	1,423,752	—	1,017,437	(11,994,438)	—	2,657,659
Inventories	17,981,654	374,911	1,503,905	267,700	—	—	(17,981,654)	—	2,146,516
Sectorial financial assets	—	589,276	—	—	—	—	—	—	589,276
Other financial assets	51,958	3,507	687	—	—	—	(51,958)	—	4,194
Other current assets	9,830,570	1,731,043	304,518	955,982	534,926	2,268,436	(9,830,570)	(453,613)	5,341,292
Other non-current assets	17,015,136	1,347,524	225,513	3,557,208	39,478	4,972,740	(17,015,136)	(281,550)	9,860,913
Investments in associates	—	1,563,947	—	241,155	88,047	29,887,293	—	(16,191,224)	15,589,218
Investments in joint ventures	1,364,200	—	—	46,144	—	11,703,660	(1,364,200)	—	11,749,804
Biological assets	3,900,048	—	—	—	—	—	(3,900,048)	—	—
investment properties	—	—	—	—	15,816,095	—	—	—	15,816,095
Contract assets	3,188,028	987,557	11,200	—	—	—	(3,188,028)	—	998,757
Right-of-use assets	9,794,534	1,544,594	260,160	8,027,807	3,186	19,213	(9,794,534)	—	9,854,960
Fixed assets	35,336,144	1,393,111	839,082	17,939,337	21	48,704	(35,336,144)	—	20,220,255
Intangible assets	9,792,966	13,544,892	2,947,917	6,594,788	—	8,422	(9,792,966)	—	23,096,019
Loans, financing and debentures	(43,729,542)	(13,364,237)	(3,261,002)	(19,625,258)	—	(26,261,360)	43,729,542	—	(62,511,857)
Derivative financial instruments - liabilities	(9,011,774)	(176,536)	—	(1,333,487)	—	(719,448)	9,011,774	—	(2,229,471)
Suppliers	(22,855,950)	(1,583,675)	(1,845,809)	(1,005,898)	(58,962)	(2,011)	22,855,950	—	(4,496,355)
Employee benefits payables	(1,643,678)	(293,852)	(115,257)	(246,305)	—	(28,254)	1,643,678	—	(683,668)
Sectorial financial liabilities	—	(1,934,084)	—	—	—	—	—	—	(1,934,084)
Other current liabilities	(10,470,102)	(1,248,015)	(376,074)	(1,388,476)	(501,908)	(1,109,556)	10,470,102	56,461	(4,567,568)
Lease liabilities	(11,163,804)	(1,850,884)	(267,700)	(4,032,648)	(3,391)	(26,381)	11,163,804	—	(6,181,004)
Other non-current liabilities	(16,348,334)	(2,673,720)	(570,507)	(7,066,265)	(525,736)	(2,332,837)	16,348,334	678,699	(12,490,366)
Total assets (net of liabilities) allocated by segment	27,347,184	8,580,430	1,854,898	14,508,778	16,062,598	23,440,433	(27,347,184)	(16,191,227)	48,255,910
Total assets	142,570,368	31,705,433	8,291,247	49,207,115	17,152,595	53,920,280	(142,570,368)	(16,926,387)	143,350,283
Shareholders’ equity attributable to:
Controlling shareholders	26,566,112	5,552,680	1,297,308	4,352,219	4,989,020	19,784,314	(26,566,112)	(16,191,227)	19,784,314
Non-controlling shareholders	781,072	3,027,750	557,590	10,156,559	11,073,578	3,656,119	(781,072)	—	28,471,596
Total shareholders’ equity	27,347,184	8,580,430	1,854,898	14,508,778	16,062,598	23,440,433	(27,347,184)	(16,191,227)	48,255,910

28

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Balance sheet items:
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments - assets	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
investment properties	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Fixed assets	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Loans, financing and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments - liabilities	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Suppliers	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Lease liabilities	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382
Shareholders’ equity attributable to:
Controlling shareholders	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling shareholders	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

29

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT

	2Q24	2Q23 (Restated) (i)	6M24	6M23 (Restated) (i)
Reported segment
Raízen
Ethanol	5,645,291	4,728,338	11,254,874	11,278,031
Sugar	6,458,023	5,354,928	14,219,618	11,321,155
Gasoline	15,814,690	16,690,119	31,387,072	33,352,930
Diesel	26,577,829	19,027,181	48,190,169	41,634,936
Cogeneration	812,020	734,114	1,672,619	1,560,159
Other	2,451,603	2,271,278	4,692,148	4,610,013
	57,759,456	48,805,958	111,416,500	103,757,224
Compass
Natural gas distribution
Industrial	2,893,420	2,942,385	5,686,944	5,896,764
Residential	583,327	601,953	1,049,511	1,107,140
Cogeneration	114,588	201,628	252,625	413,493
Automotive	114,910	155,476	235,294	317,320
Commercial	213,737	208,602	407,029	403,106
Construction revenue	381,153	391,712	701,184	694,620
Other	96,025	123,322	199,741	314,465
	4,397,160	4,625,078	8,532,328	9,146,908
Gas marketing	387,457	—	396,522	—
Eliminations	(382,307)	—	(391,373)	—
	4,402,310	4,625,078	8,537,477	9,146,908
Moove
Finished product	2,210,631	2,257,030	4,274,762	4,603,061
Base oil	149,682	221,664	318,623	375,654
Services	220,647	38,424	427,168	125,576
	2,580,960	2,517,118	5,020,553	5,104,291
Rumo
North operations	2,815,282	2,085,358	5,249,914	3,910,028
South operations	602,283	554,125	1,165,414	1,003,753
Container operations	157,172	123,629	305,425	233,159
	3,574,737	2,763,112	6,720,753	5,146,940
Radar
Lease and sale of lands	153,404	163,779	289,970	300,546
Reconciliation
Cosan Corporate	4	476	13	2,007
Deconsolidation of joint venture and eliminations	(57,776,863)	(48,824,516)	(111,449,202)	(103,788,757)
Total	10,694,008	10,051,005	20,536,064	19,669,159

30

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.2 INFORMATION ON GEOGRAPHICAL AREA

	Net sales
	2Q24	2Q23	6M24	6M23
Brazil	9,234,950	8,626,560	17,753,257	16,719,953
Europe (i)	771,588	732,654	1,468,327	1,546,562
Latin America (ii)	77,335	71,659	133,751	128,844
North America (iii)	610,135	620,132	1,180,729	1,273,800
Total	10,694,008	10,051,005	20,536,064	19,669,159

	Other non-current assets
	06/30/2024	12/31/2023
Brazil	13,435,701	12,584,481
Europe (i)	4,358	3,275
Latin America (ii)	9,535	10,087
North America (iii)	13,988	8,969
	13,463,582	12,606,812
Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay, and
(iii)	United States of America.

31

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.  FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets
Fair value through financial result
Cash and cash equivalents	5.2	1,685,701	1,667,155	3,731,612	3,298,142
Marketable securities	5.3	598,482	705,777	3,973,338	3,503,961
Derivative financial instruments	5.6	778,451	157,816	2,657,659	2,546,799
Other financial assets		—	—	4,194	3,113
		3,062,634	2,530,748	10,366,803	9,352,015
Amortized cost
Cash and cash equivalents	5.2	114,668	102,821	13,498,449	11,360,339
Trade receivables	5.7	—	—	4,221,926	3,444,636
Restricted cash	5.3	41,679	81,621	168,734	203,252
Receivables from related parties	5.8	315,713	348,096	365,636	340,091
Sectorial financial assets	5.10	—	—	589,276	548,700
Dividends and interest on equity receivable	17	179,478	319,135	299,249	255,777
		651,538	851,673	19,143,270	16,152,795
Total		3,714,172	3,382,421	29,510,073	25,504,810
Liabilities
Amortized cost
Loans, financings and debentures		(19,079,276)	(13,496,324)	(36,047,210)	(33,952,162)
Trade payables	5.9	(1,957)	(2,431)	(4,496,355)	(4,184,525)
Consideration payable		—	—	(196,188)	(203,094)
Other financial liabilities		—	—	(433,135)	(476,895)
Leases	5.5	(26,380)	(29,543)	(6,181,004)	(5,275,794)
Railroad concession payable	13	—	—	(3,767,106)	(3,565,373)
Related parties payable	5.8	(7,460,333)	(6,648,867)	(498,751)	(323,238)
Dividends payable	17	(60,385)	(276,065)	(289,980)	(549,054)
Sectorial financial liabilities	5.10	—	—	(1,934,084)	(1,810,698)
Installment of tax debts	14	(215,133)	(211,226)	(265,179)	(217,348)
		(26,843,464)	(20,664,456)	(54,108,992)	(50,558,181)
Fair value through financial result
Loans, financings and debentures		—	—	(26,464,647)	(22,952,492)
Derivative financial instruments	5.6	(719,449)	(645,985)	(2,229,471)	(3,415,145)
		(719,449)	(645,985)	(28,694,118)	(26,367,637)
Total		(27,562,913)	(21,310,441)	(82,803,110)	(76,925,818)

32

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.1. RESTRICTIVE CLAUSES

Under the terms of the main loan lines, the Company and its subsidiaries are required to comply with the following financial clauses:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan S.A.	* 1st issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	2.78
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.46
	* Senior Notes 2029
	* Senior Notes 2030
	* Senior Notes 2031
Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.24
Comgás S.A.	* Debenture 4th to 10th issues	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.60
	* BNDES
	* Loan 4131
Sulgás	* BNDES	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	0.60
		General indebtedness ratio (Total liabilities / Total liabilities + Shareholders' equity) may not exceed 0.8	0.69
Necta	* 1st issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	0.56
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.90
		ICSD (x) cannot be less than 2.5x at the end of each quarter	5.87
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA(ii) / Financial result(v) cannot be less than 2.0x	4.95
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.47
	* ECA
	* Senior Notes 2028(vi)
	* Senior Notes 2032(vii)
	* Debentures (vii)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.13

33

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt consists of the balance of loans, financing and debentures, obligations to preferred shareholders in subsidiaries ("Gross Debt"), net of cash and cash equivalents, marketable securities and derivative financial instruments on debt.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, financing and debentures, leasing, as well as current and non-current derivative financial instruments.
(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures. Pro forma EBITDA corresponds to the accumulated period of the last 12 months. For the covenants of the senior notes, the values of the unrestricted subsidiaries are excluded.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.
(vii)	Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% p.a.
(viii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio limited to 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.
(ix)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(x)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) commitments

The 2nd debenture of the indirect subsidiary Rumo Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions per ton of useful kilometer (TKU) by 15% by 2023, with the base date of December 2019 as the starting point. Compliance with the condition for the rate step down was verified based on Rumo's Annual Sustainability Report ("RAS"), which contains consolidated data for Malha Paulista, for the fiscal year ending December 31, 2023. Therefore, the Company will benefit from a step-down of 25 basis points in each series, which will reduce the rate from the next capitalization period to CDI+ 0.54% in the 1st series and IPCA + 4.52% in the 2nd series.

34

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The 17th Debenture of Rumo S.A. is linked to the sustainable goal of reducing (i) 17.6% of tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% by 2030, based on 2020. Rumo is subject to the step-up of 25 basis points in the 1st series and 20 basis points in the 2nd series if the SKPI is not reached in 2026 and an increase of 5 basis points in the 2nd series if the SKPI is not reached in 2030.

As of June 30, 2024, the Company and its subsidiaries were complying with all financial and non-financial restrictive provisions.

The terms of the loans include provisions for cross-default.

5.2. CASH AND CASH EQUIVALENTS
	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Cash and bank accounts	819	251	563,132	209,479
Savings account	113,658	102,400	719,745	431,011
Financial Investments	1,685,892	1,667,325	15,947,184	14,017,991
	1,800,369	1,769,976	17,230,061	14,658,481

Financial investments include the following:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Bank investments
Repurchase Agreements (i)	1,500,349	1,667,155	3,418,184	3,259,210
Certificate of bank deposits - CDB	185,352	—	313,428	—
Other investments	—	—	-	38,932
	1,685,701	1,667,155	3,731,612	3,298,142
Repurchase agreements	—	—	34,204	616,633
Certificate of bank deposits - CDB	—	—	12,167,279	9,807,983
Other	191	170	14,089	295,233
	191	170	12,215,572	10,719,849
	1,685,892	1,667,325	15,947,184	14,017,991

(i)	The Parent Company’s repo operations are allocated to the WG Fixed Income Private Credit Investment Fund ("WG"), which was constituted as an open condominium and is managed by Itaú Unibanco Asset Management Ltda. ("Itaú Asset"). The fund's portfolio is mainly composed of investments in government securities and repo operations backed by federal government securities.
The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of Junho 30, 2024 and December 31, 2023. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

35

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Marketable securities
Government securities (ii)	598,482	705,777	3,577,371	3,107,813
Certificate of bank deposits	—	—	284,413	300,142
ESG Funds	—	—	111,554	96,006
	598,482	705,777	3,973,338	3,503,961
Current	598,482	705,777	3,861,784	3,407,955
Non-current	—	—	111,554	96,006
Total	598,482	705,777	3,973,338	3,503,961

Restricted cash
Securities pledged as collateral	41,679	81,621	168,734	203,252
	41,679	81,621	168,734	203,252

Current	—	—	8,435	7,860
Non-current	41,679	81,621	160,299	195,392
Total	41,679	81,621	168,734	203,252

(i)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

36

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.4. LOANS, FINANCING AND DEBENTURES

a)      Composition

	Interest			Parent Company
Description	Index	Interest Rate	Currency	06/30/2024	12/31/2023	Maturity	Objective
No Warranty
Debentures	CDI + 2.65%	13.33%	Real	1,204,930	1,208,141	Aug-25	Investments
	CDI + 1.65%	12.22%	Real	780,066	784,475	Aug-28	Capital management
	CDI + 1.50%	12.06%	Real	722,226	—	Jun-34	Capital management
	CDI + 1.50%	12.06%	Real	405,929	406,471	May-28	Capital management
	CDI + 1.90%	12.50%	Real	1,116,348	1,117,966	May-32	Capital management
	CDI + 2.00%	12.61%	Real	936,578	942,010	Aug-31	Capital management
	CDI + 2.40%	13.05%	Real	1,018,426	1,020,673	Apr-28	Capital management
	CDI + 2.40%	13.05%	Real	998,790	998,542	Jun-28	Capital management
	CDI + 1.80%	12.39%	Real	1,339,035	1,260,684	Jan-31	Capital management
	CDI + 1.00%	11.50%	Real	722,226	—	Jun-29	Capital management
	IPCA + 5.75%	10.31%	Real	424,166	412,478	Aug-31	Capital management
	8.02% + exchange rate variation (i)	8.02%	Dollar	1,667,479	1,451,867	Jun-30	Capital management
	7.52% base 360	7.52%	Dollar	3,391,765	2,897,097	Sep-29	Capital management
Commercial bank notes	CDI + 1.75%	12.33%	Real	547,732	547,755	Dec-28	Capital management
	CDI + 1.80%	12.39%	Real	476,025	448,165	Jan-31	Capital management
Loan 4131	Prefixed	6.60%	Dollar	3,327,555	—	Jun-31	Capital management
Total				19,079,276	13,496,324
Current				949,915	800,987
Non-current				18,129,361	12,695,337

(i)	The operation has an interest rate for the first interest flow of 16.04% p.a., while for the other flows it will be 8.02% p.a.

37

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	06/30/2024	12/31/2023	Maturity	Objective	Segments
With guarantee
Loan 4131	Prefixed	Euro	3.20%	—	860,658	Oct-25	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	—	602,487	Oct-25	Investments	Cosan Corporate
	Prefixed	Euro	3.40%	—	1,954,022	Oct-26	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	—	1,135,226	Oct-26	Investments	Cosan Corporate
	Prefixed	Euro	3.56%	—	812,496	Oct-27	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	—	470,951	Oct-27	Investments	Cosan Corporate
BNDES	URTJLP	Real	8.72%	1,992,505	2,210,390	Jul-31	Investments	Rumo
	Prefixed	Real	6.00%	64,101	128,494	Dec-24	Investments	Rumo
	Prefixed	Real	3.50%	—	29	Jan-24	Investments	Rumo
	IPCA + 5.74%	Real	10.30%	297,622	295,058	Dec-36	Investments	Compass
	IPCA + 6.01%	Real	10.58%	306,402	304,276	Dec-36	Investments	Compass
	IPCA + 3.25%	Real	7.70%	1,422,905	1,547,664	Jun-34	Investments	Compass
	IPCA + 4.10%	Real	8.59%	100,270	112,946	Apr-29	Investments	Compass
	IPCA + 5.74%	Real	10.30%	574,519	598,752	Dec-36	Investments	Compass
	IPCA + 4.10%	Real	16.48%	143,822	140,016	Apr-29	Investments	Compass
Export credit note	CDI + 2.25%	Real	12.88%	73,169	60,774	Feb-26	Capital management	Rumo
	CDI + 2.25%	Real	12.88%	51,901	78,965	May-26	Capital management	Rumo
	CDI + 2.20%	Real	12.83%	30,274	30,252	Mar-26	Capital management	Rumo
	CDI + 2.07%	Real	12.69%	40,464	52,101	Mar-25	Capital management	Rumo
	CDI + 1.29%	Real	11.82%	50,267	—	May-29	Capital management	Rumo
	SOFR + 1.30%	Dollar	6.63%	424,914	487,544	Jan-25	Capital management	Rumo
Bank credit note	IPCA	Real	5.29%	901,775	954,205	Jan-48	Investments	Rumo
Debentures	CDI + 1.79%	Real	—	—	753,435	—	Investments	Rumo
	CDI + 1.30%	Real	11.84%	758,702	759,390	Oct-27	Capital management	Rumo
	IPCA + 4.52%	Real	10.76%	740,794	773,556	Jun-31	Investments	Rumo
	IPCA + 5.80%	Real	10.36%	495,376	—	Mar-34	Investments	Rumo
	IPCA + 5.93%	Real	10.50%	601,688	—	Mar-39	Investments	Rumo
Export Credit Agency(“ECA”)	Euribor + 0.58%	Euro	4.49%	45,226	48,849	Sep-26	Investments	Rumo
				9,116,696	15,172,536

38

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	06/30/2024	12/31/2023	Maturity	Objective	Segments
No Warranty
Loan 4131	Prefixed	Dollar	5.50%	25,371	31,920	Mar-25	Investments	Moove
	Prefixed	Dollar	2.13%	1,099,689	943,486	Feb-25	Capital management	Compass
	Prefixed	Dollar	4.04%	830,290	734,191	May-26	Capital management	Compass
	Prefixed	Dollar	1.36%	—	362,774	Feb-24	Capital management	Compass
	Prefixed	Dollar	4.88%	472,820	—	Mar-25	Capital management	Compass
Perpetual Notes	Prefixed	Dollar	8.25%	2,814,481	2,451,160	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dollar	7.00%	2,251,019	2,016,330	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dollar	5.25%	2,417,096	2,178,449	Jan-28	Investments	Rumo
Senior Notes Due 2029	Prefixed	Dollar	5.50%	4,162,115	3,622,922	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2030	Prefixed	Dollar	7.50%	3,035,859	2,642,023	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2031	Prefixed	Dollar	7.25%	3,305,407	—	Jun-31	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dollar	4.20%	2,256,674	2,066,885	Jan-32	Investments	Rumo
Debentures	IPCA + 4.68%	Real	9.19%	323,636	396,201	Feb-26	Investments	Rumo
	IPCA + 4.50%	Real	9.00%	1,553,058	1,596,910	Jun-31	Investments	Rumo
	IPCA + 3.60%	Real	8.07%	400,992	413,881	Dec-30	Investments	Rumo
	IPCA + 6.80%	Real	11.40%	969,057	1,004,762	Apr-30	Investments	Rumo
	IPCA + 3.90%	Real	8.38%	1,118,587	1,113,820	Oct-29	Investments	Rumo
	IPCA + 5.73%	Real	10.29%	513,999	551,709	Oct-33	Investments	Rumo
	IPCA + 4.00%	Real	8.48%	1,011,428	1,077,141	Dec-35	Investments	Rumo
	IPCA + 4.54%	Real	9.05%	234,350	254,232	Jun-36	Investments	Rumo
	IPCA + 5.99%	Real	10.56%	460,003	470,177	Jun-32	Investments	Rumo
	IPCA + 5.76%	Real	10.32%	732,647	753,439	Aug-29	Investments	Rumo
	IPCA + 6.42%	Real	10.76%	519,004	—	Jun-34	Investments	Rumo
	IPCA + 6.53%	Real	10.76%	144,495	—	Jun-39	Investments	Rumo
	IPCA + 6.18%	Real	10.76%	699,076	749,252	May-33	Investments	Rumo
	IPCA + 4.33%	Real	8.83%	583,407	554,147	Oct-24	Investments	Compass
	IGPM + 6.10%	Real	8.69%	363,464	359,639	May-28	Capital management	Compass
	CDI + 2.65%	Real	13.33%	1,204,930	1,208,141	Aug-25	Investments	Cosan Corporate
	CDI + 1.90%	Real	12.50%	1,116,348	1,117,966	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	12.06%	722,226	—	Jun-34	Investments	Cosan Corporate
	CDI + 1.50%	Real	12.06%	405,929	406,471	May-28	Investments	Cosan Corporate
	CDI + 1.95%	Real	12.55%	732,117	735,565	Aug-24	Investments	Compass

39

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	06/30/2024	12/31/2023	Maturity	Objective	Segments
	CDI + 1.45%	Real	12.00%	399,773	399,457	Dec-26	Investments	Compass
	CDI + 1.55%	Real	12.11%	1,761,329	1,764,022	Nov-30	Investments	Compass
	CDI + 1.55%	Real	12.30%	72,928	—	Jan-27	Investments	Compass
	CDI + 1.08%	Real	11.59%	1,542,467	—	Mar-29	Investments	Compass
	IPCA + 5.12%	Real	9.65%	531,258	550,342	Aug-31	Investments	Compass
	100.00% CDI	Real	11.28%	1,546,091	—	Mar-29	Capital management	Compass
	IPCA + 7.36%	Real	11.99%	85,176	80,960	Dec-25	Investments	Compass
	IPCA + 5.22%	Real	9.75%	497,889	533,854	Aug-36	Investments	Compass
	CDI + 1.65%	Real	12.22%	780,066	784,475	Aug-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	13.05%	1,018,426	1,020,673	Apr-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	13.05%	998,790	998,542	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	12.61%	936,578	942,011	Aug-31	Capital management	Cosan Corporate
	CDI + 1.80%	Real	12.39%	1,339,035	1,260,684	Jan-31	Capital management	Cosan Corporate
	CDI + 1.00%	Real	11.50%	722,226	—	Jun-29	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	10.31%	424,166	412,478	Aug-31	Capital management	Cosan Corporate
Working capital	SOFR + 1.50%	Dollar	1.50%	2,139,129	2,175,107	May-27	Acquisition	Moove
Working capital	SONIA + 1.65%	Euro	1.65%	17,620	—	Aug-24	Acquisition	Moove
Working capital	SONIA + 1.30%	Euro	1.30%	246,642	—	Jun-26	Acquisition	Moove
Export Credit Note	SOFR+ 1.30%	Dollar	6.63%	276,895	—	Jun-27	Acquisition	Moove
Export Prepayment	SOFR-06 + 1.30%	Dollar	6.61%	555,346	—	Jun-27	Acquisition	Moove
Commercial bank notes	CDI + 1.75%	Real	12.33%	547,732	547,755	Dec-28	Capital management	Cosan Corporate
	CDI + 1.80%	Real	12.39%	476,025	448,165	Jan-31	Capital management	Cosan Corporate
				53,395,161	41,732,118

Total				62,511,857	56,904,654

Current				6,580,589	4,882,398
Non-current				55,931,268	52,022,256

40

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 10.40% p.a. was considered. (11.65% p.a. on December 31, 2023) and TJLP of 6.67% p.a. (6.55% p.a. on December 31, 2023).

All debts with maturity dates denominate in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, financing and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
1 to 2 years	569,631	569,067	3,871,167	4,800,498
2 to 3 years	—	—	4,889,054	6,255,752
3 to 4 years	3,118,864	360,698	8,230,101	6,626,698
4 to 5 years	1,281,326	3,319,442	6,886,501	7,554,468
5 to 6 years	6,642,991	3,327,245	12,515,319	8,143,128
6 to 7 years	4,987,347	3,101,714	6,808,317	6,777,099
7 to 8 years	1,046,423	1,650,648	3,769,101	2,599,593
Over 8 years	482,779	366,523	8,961,708	9,265,020
	18,129,361	12,695,337	55,931,268	52,022,256

b)        Movement

	Parent Company	Consolidated
Balance as of January 1, 2024	13,496,324	56,904,654
Funding	4,421,447	10,799,808
Amortization of principal	—	(7,772,439)
Interest payment	(680,726)	(2,252,731)
Payment of interest on work in progress	—	(79,894)
Interest, foreign exchange variation and fair value	1,842,231	4,912,459
Balance as of June 30, 2024	19,079,276	62,511,857

41

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)         Guarantees

The subsidiary Rumo has entered into financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.69% p.a. or by real guarantees (assets) and escrow account. As of June 30, 2024, the balance of bank guarantees contracted was R$2,859,396 (R$3,120,034 as of December 31, 2023).

The subsidiary MLH has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. On June 30, 2024, the balance of contracted guarantees was R$20,396 (R$ 31,931 on December 31, 2023).

d)        Available credit line

As of June 30, 2024, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2,133,336 (R$2,102,756 as of December 31, 2023). The use of these lines of credit is subject to certain contractual conditions.

e)        Offset of assets and liabilities

SENIOR NOTES INTERNALIZATION 2031

On February 16, 2024, the Company interned the remaining funds from the 2031 senior notes, through the issuance of Loan 4131 by Cosan S.A., referenced in U.S. dollars in the amount of equivalent to US$600,000 thousand, equivalent to R$2,982,600, with an annual coupon of 6.6% p.a. for the first four semesters and interest payments of 7.25% p.a. for the others. On the other hand, Cosan Luxembourg contracted a Time Deposit ("TD") with the same amount and counterparty in US dollars, with a frequency of semi-annual payments and an annual remuneration of 7.25% p.a., which has as its underlying asset the issuance of Loan 4131.

	Compensation Loan 4131 and Time deposit
	Gross value	Compensated amount	Net value
Time deposit (Notional)	3,335,340	(3,335,340)	—
Time deposit (Interest)	2,446	(2,446)	—
	3,337,786	(3,337,786)	—
Loan 4131 (principal and exchange rate variation) (i)	(3,335,340)	3,335,340	—
Loan 4131 (interest)	(2,446)	2,446	—
	(3,337,786)	3,337,786	—

(i)	The amounts are equivalent to US$600,000 thousand, with the PTAX conversion rate of June 28,2024 being R$5.5589

42

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Compensation Debenture and TRS
	Gross value	Compensated amount	Net value
TRS (Notional)	4,991,892	(4,991,892)	—
TRS (Interest)	71,620	(71,620)	—
	5,063,512	(5,063,512)	—
Debentures principal and exchange rate variation) (i)	(4,991,892)	4,991,892	—
Debentures (interest)	(71,620)	71,620	—
	(5,063,512)	5,063,512	—

(i)	The amounts are equivalent to US$898,000 thousand, with the PTAX conversion rate of June 28,2024 being R$5.5589.

Since the Company has the legally enforceable right to offset the amounts and intends to settle them simultaneously, for consolidation purposes, the Company offset the assets related to the TRS contract with the debt liabilities arising from the debentures and the Time Deposit with the Loans 4131, presenting them at net value, as well as their respective impacts on the income statement. Thus, no sensitivity analysis is carried out as both transactions do not pose a risk to the Company.

f)         Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

5.5. LEASES LIABILITIES
	Parent Company	Consolidated
At January 1, 2024	29,543	5,275,794
Additions	—	750,637
Write-offs	—	(4,268)
Settlement interest and foreign exchange variation	1,599	550,664
Repayment of principal	(3,169)	(248,175)
Payment of interest	(1,604)	(177,171)
Contractual adjustment	11	33,523
At June 30, 2024	26,380	6,181,004
Current	8,939	941,763
Non-current	17,441	5,239,241
	26,380	6,181,004

43

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	2Q24	2Q23	6M24	6M23
Variable lease payments not included in the recognition of lease obligations	13,252	10,646	25,248	21,709
Expenses related to short-term leases	5,264	3,448	12,957	5,593
Low asset leasing costs, excluding short-term leases	2,624	297	5,177	651
	21,140	14,391	43,382	27,953

The lease balances recorded by the Company include the contract for the indirect subsidiary Rumo Malha Central and the amendment to renew the contract for the indirect subsidiary Rumo Malha Paulista, which have an identified implicit rate and are, therefore, readily determinable in such cases. In other words, in these cases the valuation does not generate the distortions in the liabilities and right of use object of CVM Circular Letter 2/2019. This particularity of the Company means that the effects on the balances (of lease liabilities, right of use, financial expenses and depreciation expenses) if the measurement were made by the present value of the expected installments plus projected future inflation, would not are relevant to influence users' decisions and, consequently, to be presented in the financial statements.

The Company recorded lease liabilities at the present value of the installments due, that is, including any tax credits to which it will be entitled at the time of payment of the leases. The potential PIS/COFINS credit included in liabilities on June 30, 2024 is R$28,596 (R$32,244 at December 31, 2023).

44

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Exchange rate derivatives
Forward agreements	—	—	—	—	93,306	6,716	2,878	(147)
FX option agreements	—	—	—	—	416,918	363,098	9,805	30,677
	—	—	—	—	510,224	369,814	12,683	30,530
Commodity derivatives
Gas options contracts	—	—	—	—	25,424	28,494	1,322	4,333
	—	—	—	—	25,424	28,494	1,322	4,333
Interest rate and exchange rate risk
Swap agreements (interest rate)	252,710	7,038,443	(4,999)	(9,945)	252,710	7,209,400	(4,999)	(10,686)
Swap agreements (interest and FX)	15,372,413	10,434,580	662,118	(562,802)	23,896,313	18,260,969	551,206	(1,546,736)
Forward agreements (interest and FX)	278,275	126,472	31,662	(3,720)	278,275	8,985,594	31,662	(939,559)
Swap agreements (interest and inflation)	350,000	—	9,973	—	16,021,896	14,307,844	237,080	853,639
	16,253,398	17,599,495	698,754	(576,467)	40,449,194	48,763,807	814,949	(1,643,342)
Share price risk
Swap agreements - (TRS)	2,076,288	1,775,341	(639,752)	88,298	2,076,288	1,775,341	(639,752)	88,297
Call Spread	—	—	—	—	9,510,160	5,594,212	238,986	366,296
Collar (Vale Shares)	—	—	—	—	—	13,114,720	—	285,540
	2,076,288	1,775,341	(639,752)	88,298	11,586,448	20,484,273	(400,766)	740,133
Total financial instruments			59,002	(488,169)			428,188	(868,346)
Current assets			2,437	54,935			653,526	202,399
Non-current assets			776,014	102,881			2,004,133	2,344,400
Current liabilities			(639,752)	(364,747)			(1,500,851)	(1,250,520)
Non-current liabilities			(79,697)	(281,238)			(728,620)	(2,164,625)
Total			59,002	(488,169)			428,188	(868,346)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

	Parent company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Derivative financial instruments	698,754	(576,467)	814,949	(990,764)
Non-derivative financial instruments	(639,752)	88,298	(386,761)	122,418
	59,002	(488,169)	428,188	(868,346)

Derivatives are only used for economic hedging purposes and not as speculative investments.

45

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)        Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

		Registered value		Accumulated fair value adjustment
	Notional	06/30/2024	12/31/2023	6M24	6M23
FX rate risk hedge
Designated items
Pré pagamento de exportação – (“PPE”) 1 (Moove)	—	—	—	—	1,448
Pré pagamento de exportação – (“PPE”) 2 (Moove)	—	—		—	2,175
PPE - (Moove)	(536,300)	(557,522)	—	2,177	—
NCE - (Moove)	(269,870)	(278,732)	—	1,868	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,417,096)	(2,178,449)	(130,646)	85,727
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,256,674)	(2,066,885)	(175,701)	59,997
NCE USD (Rumo Malha Norte)	(362,550)	(424,914)	(487,544)	(1,541)	—
Total debt	(6,219,695)	(5,934,938)	(4,732,878)	(303,843)	149,347
Derivative financial instruments
Swap - PPE 1 (Moove)	—	—	—	—	(18,155)
Swap - PPE 2 (Moove)	—	—	—	—	(18,511)
PPE - (Moove)	536,300	13,260	—	13,260	—
NCE - (Moove)	269,870	5,996	—	5,996	—
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(228,022)	(460,939)	(232,918)	122,596
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(27,305)	(239,630)	(212,325)	182,956
Swap exchange rate and interest (Rumo Malha Norte)	362,550	53,340	5,293	(48,047)	—
Total derivatives	6,219,695	(182,731)	(695,276)	(474,034)	268,886
Total	—	(6,117,669)	(5,428,154)	(777,877)	418,233

46

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

		Registered value		Accumulated fair value adjustment
	Notional	06/30/2024	12/31/2023	6M24	6M23
Interest rate risk hedge
Designated items
Debenture 5th issue - single series (Comgás)	—	—	—	—	(50,778)
BNDES Project VIII (Comgás)	(833,332)	(735,555)	(803,990)	83,814	37,220
Debenture (Rumo)	(9,389,276)	(9,420,685)	(7,973,671)	(674,383)	390,735
Finem (Rumo)	(24,226)	(24,226)	(36,301)	(868)	757
CCB (Rumo)	(959,159)	(901,775)	(954,205)	(37,546)	(837)
Total debt	(11,205,993)	(11,082,241)	(9,768,167)	(628,983)	377,097

Derivative financial instruments
Debenture 5th issue - single series (Comgás)	—	—	—	—	7,076
BNDES Project VIII (Comgás)	833,332	(84,080)	(56,085)	(27,996)	15,163
Swaps Debenture (Rumo)	9,389,276	115,258	559,964	444,708	(574,456)
Finem (Rumo)	24,226	1,314	1,600	286	(1,755)
CCB (Rumo)	959,159	(51,536)	(15,221)	36,315	(1,838)
Derivative total	11,205,993	(19,044)	490,258	453,313	(555,810)
Total	—	(11,101,285)	(9,277,909)	(175,670)	(178,713)

47

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)         Fair value option

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Registered Value		Accumulated fair value
		Notional	06/30/2024	12/31/2023	6M24	6M23
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(2,179,089)	(2,251,019)	(2,016,330)	(1,391,943)	458,666
Export Credit Agreement (Rumo)	EUR + 0.58%	(31,711)	(45,226)	(48,849)	(113)	(1,373)
Loan 4,131 (Comgás - 2021)	USD + 1.60%	—	—	(362,774)	—	14,550
Loan 4,131 (Comgás - 2022)	USD + 2.51%	(1,097,400)	(1,099,689)	(943,486)	21,711	59,959
Loan 4,131 (Comgás - 2022)	USD + 4.76%	(749,310)	(830,290)	(734,191)	6,353	7,027
Loan 4,131 (Edge - 2024)	EUR + 5.74%	(466,497)	(472,820)	—	(6,322)	—
Total		(4,524,007)	(4,699,044)	(4,105,630)	(1,370,314)	538,829

Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	114.48% CDI	2,179,089	156,772	(46,214)	1,394,607	(325,470)
Inflation and interest rate swaps (Rumo)	108% CDI	31,711	12,412	9,316	(3,096)	5,893
Loan 4,131 (Comgás - 2021)	CDI + 1.25%	—	—	(63,184)	63,184	(55,042)
Loan 4,131 (Comgás - 2022)	CDI + 1.25%	1,097,400	(47,860)	(212,180)	164,319	(153,848)
Loan 4,131 (Comgás - 2023)	CDI + 1.25%	749,310	74,298	(22,611)	96,909	(40,213)
Loan 4,131 (Comgás - 2018)	107,9% + CDI	—	—	—	—	(28,049)
Loan 4,131 (Edge - 2024)	CDI + 1.35%	466,497	32,969	—	50,638	—
Total derivatives		4,524,007	228,591	(334,873)	1,766,561	(596,729)
Total		—	(4,470,453)	(4,440,503)	396,247	(57,900)
48

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

			Registered Value		Accumulated fair value adjustment
		Notional	06/30/2024	12/31/2023	6M24	6M23
FX rate risk
Items
Debenture 4th issue - 3rd series (Comgás)	IPCA + 7.36%	(76,545)	(85,176)	(80,960)	410	(8,266)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(583,407)	(554,147)	2,592	(25,304)
Debenture 9th issue – 1st series (Comgás)	IPCA + 5.12%	(500,000)	(531,258)	(550,342)	56,365	(33,362)
Debenture 9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(497,889)	(533,854)	87,953	(41,129)
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(113,260)	(100,270)	(112,946)	2,055	24,480
BNDES Project VIII (Comgás)	IPCA + 3.25%	(725,130)	(687,350)	(743,674)	27,133	38,360
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(574,519)	(598,752)	21,231	(32,911)
BNDES Project IX (Comgás)	IPCA + 6.01%	(315,186)	(306,402)	—	6,542	—
BNDES Project IX (Comgás)	IPCA + 5.74%	(306,207)	(297,622)	—	6,008	—
Debenture (Rumo)	IPCA + 4.68%	(240,000)	(323,636)	(396,201)	(1,167)	5,467
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(764,940)	(774,939)	(32,333)	32,495
Total		(4,465,903)	(4,752,469)	(4,345,815)	176,789	(40,170)
Derivative instruments
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	76,545	4,125	4,567	(442)	408
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	23,713	20,116	3,597	(4,253)
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	25,406	42,093	(16,687)	29,155
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	(6,255)	26,901	(33,156)	37,992
BNDES Projects VI and VII (Comgás)	87.50% CDI	113,260	(2,009)	64	(2,073)	1,248
BNDES Project VIII (Comgás)	82.94% CDI	725,130	(26,939)	(6,578)	(20,361)	12,752
BNDES Project IX (Comgás)	98.90% CDI	565,582	22,277	46,904	(24,627)	29,755
BNDES Project IX (Comgás)	95.55% CDI	315,186	(4,766)	—	(4,766)	—
BNDES Project IX (Comgás)	98.49% CDI	306,207	(4,207)	—	(4,207)	—
Debenture (Rumo)	107% CDI	240,000	73,711	81,885	8,174	(7,851)
Debenture (Rumo)	103% CDI	600,000	141,095	147,429	6,334	(59,007)
Total derivatives		4,465,903	246,151	363,381	(88,214)	40,199
Total		—	(4,506,318)	(3,982,434)	88,575	29

c)             Cash flow hedge

Compass

Natural gas purchase and sale contracts

The indirect subsidiary Edge Comercialização S.A. entered into natural gas sale agreements (BRENT risck) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

In this contracting, the expected benefits are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial result of hedge instruments, protecting the subsidiary's margins, as well as maintaining predictability in its costs or revenues, ensuring greater stability in operating results.

49

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Highly probable revenues in US dollars (Leasing)

The indirect subsidiary TRSP adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments – lease liabilities in US dollars already contracted.

On June 30, 2024, an ineffective portion related to Brent was reclassified to the financial result in the amount of R$2,421. The impacts recognized in the TRSP's equity and the estimated realization are as below:

a)             Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 06/30/2024	Book value 06/30/2024
Future	Compass	BRENT	Barrel	25,424	(15,458)	(15,458)
Leasing	Compass	FX rate	BRL	1,766,508	(246,777)	(246,777)
Effect on balance sheet				1,791,932	(262,235)	(262,235)

b)            Movement

Financial instruments	Net operating r evenue	Net financial result	Comprehensive income (i)	Gains or (losses) realized
Future (BRENT)	5,150	(2,421)	(15,458)	7,571
Leasing	—	—	(246,777)	—
June 30, 2024	5,150	(2,421)	(262,235)	7,571

(i)     Effect of deferred income tax and social contribution is R$89,160.

5.7. TRADE RECEIVABLES
	Consolidated
	06/30/2024	12/31/2023
Domestic market	3,375,516	2,790,623
Unbilled receivables (i)	968,900	782,813
Foreign market - foreign currency	57,152	32,308
	4,401,568	3,605,744
Expected credit losses	(179,642)	(161,108)
	4,221,926	3,444,636
Current	4,159,171	3,330,488
Non-current	62,755	114,148
Total	4,221,926	3,444,636

(i)     Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

50

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.8. RELATED PARTIES

a)            Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Current assets
Commercial operations
Raízen S.A.	5,267	7,798	70,249	63,004
Rumo S.A.	1,922	6,214	—	—
CLI Sul S.A.	10	10	20,314	21,633
Cosan Lubrificantes e Especialidades S.A.	1,758	5,722	—	—
Aguassanta Participações S.A.	—	88	—	88
Compass Gás e Energia S.A.	1,114	4,253	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	9,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	25,959	—
Vale S.A	—	—	196	5,000
Radar Gestão de Investimentos S.A.	715	—	715	—
Norgás S.A.	—	—	20,687	8,976
Other	899	121	667	452
	11,685	24,206	153,073	108,439
Financial and corporate operations
Raízen S.A.	38,559	36,020	38,559	36,032
Cosan Dez Participações S.A.	—	111,659	—	—
Ligga S.A.	—	—	107,000	107,000
Cosan Lubrificantes e Especialidades S.A.	2	—	—	—
Other	2,557	1,466	—	—
	41,118	149,145	145,559	143,032
Total current assets	52,803	173,351	298,632	251,471

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	28,580	36,952
	—	—	28,580	36,952
Financial and corporate operations
Raízen S.A.	33,666	46,911	33,691	46,935
Cosan Lubrificantes e Especialidades S.A.	117,559	127,834	—	—
Rumo Malha Paulista S.A	111,685	—	—	—
Other	—	—	4,733	4,733
	262,910	174,745	38,424	51,668
Total non-current assets	262,910	174,745	67,004	88,620
Related parties receivables	315,713	348,096	365,636	340,091

51

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Current liabilities
Commercial operations
Raízen S.A.	7,725	4,099	327,700	232,713
Termag - Terminal Marítimo de Guarujá S.A.	—	—	12,608	10,500
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	33,253	—
Aguassanta Participações S.A.	—	—	—	984
Cosan Lubrificantes e Especialidades S.A.	5,417	1,065	—	—
Norgás S.A.	—	—	72,954	6,816
Vale S.A	—	—	2,986	4,000
Other	2,123	6,065	4,430	32,726
	15,265	11,229	453,931	287,739
Financial and corporate operations
Raízen S.A.	42,047	32,405	43,742	34,421
Cosan Overseas Limited	35,919	31,282	—	—
Cosan Luxembourg S.A	84,818	123,983	—	—
	162,784	187,670	43,742	34,421
Total current liabilities	178,049	198,899	497,673	322,160
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	629,032	655,683	—	—
Cosan Luxembourg S.A	3,853,267	3,355,612	—	—
Cosan Overseas Limited	2,798,906	2,437,595	—	—
Raízen S.A.	1,079	1,078	1,078	1,078
Total non-current liabilities	7,282,284	6,449,968	1,078	1,078
Payables to related parties	7,460,333	6,648,867	498,751	323,238

52

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)            Transactions with related parties:

	Parent Company				Consolidated
	2Q24	2Q23	6M24	6M23	2Q24	2Q23	6M24	6M23
Operating income
Raízen S.A.	—	—	—	—	10,493	197,571	265,889	343,983
Elevações Portuárias S.A.	—	—	—	—	3,303	3,867	7,649	7,821
Vale S.A.			—	—	—	—	196	—
	—	—	—	—	13,796	201,438	273,734	351,804

Purchase of products / inputs / services
Raízen S.A.	(11)	—	(15)	—	(628,399)	(548,479)	(1,151,114)	(1,063,434)
CLI Sul S.A.	—	—	—	—	—	(5,915)	—	(13,203)
Vale S.A.	—	—	—	—	(2,276)	—	(2,169)	—
	(11)	—	(15)	—	(630,675)	(554,394)	(1,153,283)	(1,076,637)
Shared income (expenses)
Compass Gás e Energia S.A.	1,775	1,694	10,469	3,518	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	1,365	1,057	2,962	2,220	—	—	—	—
Raízen S.A.	(861)	(1,503)	(1,726)	(2,901)	(40,330)	(18,690)	(60,494)	(37,553)
Rumo S.A.	1,140	1,265	2,625	2,599	—	—	—	—
Aldwych Temple Venture Capital Limited	—	—	—	46,191	—	—	—	—
Other	68	(8)	52	129	68	—	52	—
	3,487	2,505	14,382	51,756	(40,262)	(18,690)	(60,442)	(37,553)
Financial result
Cosan Luxembourg S.A.	(447,518)	237,011	(603,115)	290,661	—	—	—	—
Cosan Overseas Limited	(340,601)	80,932	(470,849)	99,129	—	—	—	—
	(788,119)	317,943	(1,073,964)	389,790	—	—	—	—
Total	(784,643)	320,448	(1,059,597)	441,546	(657,141)	(371,646)	(939,991)	(762,386)

53

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)            Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and stock-based compensation. On May 29, 2024, the Annual General Meeting approved the overall annual remuneration of the directors for the 2024 financial year. We present below the result of the Parent Company on June 30, 2024, as follows:

	2Q24	2Q23	6M24	6M23
Short-term benefits to employees and managers	11,907	8,248	20,632	16,882
Share-based compensation	13,868	10,739	27,737	21,477
Post-employment benefits	158	127	287	252
Benefits from termination of employment contract	—	—	1,645	—
	25,933	19,114	50,301	38,611
5.9. TRADE PAYABLES
	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Material and services suppliers	1,957	2,431	3,428,145	3,110,114
Natural gas/ transport and logistics suppliers	—	—	1,068,210	1,074,411
	1,957	2,431	4,496,355	4,184,525
Current	1,957	2,431	4,438,849	3,920,273
Non-current	—	—	57,506	264,252
Total	1,957	2,431	4,496,355	4,184,525
5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY
	Sectorial Assets	Sectorial liabilities	Total
At January 1, 2024	548,700	(1,810,698)	(1,261,998)
Cost of gas	(52,879)	(16)	(52,895)
Tax credits	—	(33,096)	(33,096)
Monetary update	35,480	(90,274)	(54,794)
Deferral of IGP-M	57,975	—	57,975
At June 30, 2024	589,276	(1,934,084)	(1,344,808)

Current	167,034	(70,405)	96,629
Non-current	422,242	(1,863,679)	(1,441,437)
Total	589,276	(1,934,084)	(1,344,808)

54

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.11 RECOGNIZED FAIR VALUE MEASUREMENTS

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		06/30/2024	12/31/2023	06/30/2024			12/31/2023
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	3,731,612	3,298,142	—	3,731,612	—	—	3,298,142	—
Marketable securities	5.3	3,973,338	3,503,961	—	3,973,338	—	—	3,503,961	—
Other financial assets		4,194	3,113	4,194	—	—	3,113	—	—
Investment properties (i)	11.5	15,816,095	15,976,126	—	—	15,816,095	—	—	15,976,126
Derivate financial instruments	5.6	2,657,659	2,546,799	—	2,657,659	—	—	2,546,799	—
Total		26,182,898	25,328,141	4,194	10,362,609	15,816,095	3,113	9,348,902	15,976,126
Liabilities
Loans, financing and debentures	5.4	(62,511,857)	(56,904,654)	—	(26,464,647)	—	—	(22,952,492)	—
Derivative financial instruments	5.6	(2,229,471)	(3,415,145)	—	(2,229,471)	—	—	(3,415,145)	—
Total		(64,741,328)	(60,319,799)	—	(28,694,118)	—	—	(26,367,637)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). The discount rates used vary between 11.12% p.a. and 11.20% p.a. on June 30, 2024 and on December 31, 2023.
(ii)

The fair value of the Company's loans does not differ significantly from their carrying value, except for debts that are assigned to fair value through profit or loss.

For debts that have a market value quoted on the Luxembourg Stock Exchange, the fair value measurement is based on the quoted market price as follows:

55

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Debt	Company	06/30/2024	12/31/2023
Senior Notes 2028	Rumo Luxembourg S.à r.l.	96.42%	96.41%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	84.79%	85.65%
Senior Notes 2027	Cosan Luxembourg S.A.	100.07%	100.92%
5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	i. Future commercial transactions. ii.Recognized financial assets and liabilities not denominated in Reais.	i. Cash flow forecasting ii.Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, financing and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	i. Future business transactions ii.Investment in securities	i. Cash flow forecasting ii.Sensitivity analysis	i. Future price of electricity (purchase and sale) ii.Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	i. Analysis by maturity ii.Credit ratings	Cash and cash equivalents and lines of credit
Liquidity risk	Loans, financing and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Cash and cash equivalents and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

56

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)      Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.           Foreign exchange risk

  As of June 30, 2024 and December 31,2023, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	06/30/2024	12/31/2023
Cash and cash equivalents	826,357	284,956
Suppliers	(672,733)	(441,768)
Loans, financing and debentures	(18,522,248)	(24,861,084)
Leases	(1,852,363)	(1,627,104)
Consideration payable	(196,188)	(203,094)
Derivative financial instruments	24,044,414	14,182,102
FX exposure, net	3,627,239	(12,665,992)

  The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	441,363	643,901	846,438	238,826	88,766
Trade payables	High FX rate	11	(36)	(83)	58	105
Derivative financial instruments	Low FX rate	1,426,926	8,275,435	15,857,358	(6,888,421)	(14,470,339)
Loans, borrowings and debentures	High FX rate	2,465,744	(8,815,985)	(19,224,627)	12,046,301	22,522,143
Leases	High FX rate	(1,663,575)	(2,100,932)	(2,538,289)	(1,226,217)	(788,860)
Consideration payable	High FX rate	10,902	25,211	39,519	(3,407)	(17,716)
Impacts on profit or loss before taxes		2,681,371	(1,972,406)	(5,019,684)	4,167,140	7,334,099

57

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

  The probable scenario considers the estimated exchange rates, made by a  specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	06/30/2024	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.5589	5.2500	6.5625	7.8750	3.9375	2.6250
Euro	5.9547	5.9325	7.4156	8.8988	4.4494	2.9663
GBP	7.0259	6.7725	8.4656	10.1588	5.0794	3.3863
JPY	0.0346	0.0357	0.0446	0.0536	0.0268	0.0179

  ii.      Interest rate risk

  The Company and its subsidiaries monitor fluctuations in variable interest rates related to their financing and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

  A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,658,907	2,073,634	2,488,361	1,244,180	829,454
Marketable securities	330,758	413,447	496,137	248,068	165,379
Restricted cash	16,671	20,839	25,007	12,503	8,336
Lease and concession in installments	(418,022)	(418,399)	(418,778)	(417,647)	(417,274)
Leases liabilities	(128,120)	(147,197)	(176,636)	(88,318)	(58,879)
Derivative financial instruments	(670,956)	(1,720,013)	(2,082,879)	(966,270)	(589,205)
Loans, financing and debentures	(2,978,339)	(4,310,210)	(5,018,081)	(2,894,469)	(2,186,598)
Other financial liabilities	(36,978)	(44,998)	(53,018)	(28,958)	(20,938)
Impacts on the result before taxes	(2,226,079)	(4,132,897)	(4,739,887)	(2,890,911)	(2,269,725)

  The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	10.44%	13.05%	15.66%	7.83%	5.22%
CDI	10.34%	12.92%	15.51%	7.75%	5.17%
TJLP462 (TJLP + 1% p.a.)	7.80%	9.50%	11.20%	6.10%	4.40%
TJLP	6.80%	8.50%	10.20%	5.10%	3.40%
IPCA	3.55%	4.44%	5.32%	2.66%	1.77%
IGPM	3.74%	4.68%	5.61%	2.81%	1.87%
Fed Funds	4.75%	5.94%	7.13%	3.56%	2.38%
SOFR	4.57%	5.72%	6.86%	3.43%	2.29%

58

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

    Options

  We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.43%	238,986	534,402	747,253	117,251	31,344

    Call Option (“Call”)

  The Company has a call option which gives it the right to repurchase all the preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

  As of June 30, 2024, the Company measured the fair value of the call option and concluded that it is off price.

    Contingent put option

  In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are in the Company's control and, therefore, do not constitute a financial obligation.

  The prices of the exercise options are calculated based on the initial values of R$4,115,000 and R$4,000,000 adjusted by a weighted average rate of CDI + 1.25% minus the dividends received by non-controlling shareholders in this period, which, as of June 30, 2024, is represented by the amounts of R$4,360,046 and R$3,836,565, respectively.

    Total Return Swap (TRS)

  We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 113,348,712 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.42% on the passive side.

  The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Brent derivatives – options	(732,552)	383,685	767,371	(383,685)	(767,371)
Value of the share (CSAN3)	13.54	16.93	20.31	10.16	6.77

  b)      Credit risk

  The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

59

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

	06/30/2024	12/31/2023
Cash and cash equivalents	17,230,061	14,658,481
Trade receivables	4,221,926	3,444,636
Marketable securities	3,973,338	3,503,961
Restricted cash	168,734	203,252
Derivative financial instruments	2,657,659	2,546,799
Receivables from related parties	365,636	340,091
Receivable dividends and interest on equity	299,249	255,777
Other financial assets	4,194	3,113
	28,920,797	24,956,110

  The Company is exposed to risks related to its cash management activities and temporary investments.

  The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

  The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

  Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	06/30/2024	12/31/2023
AAA	23,133,257	20,475,536
AA	201,005	172,871
A	529,684	124,932
Not rated	165,846	139,154
	24,029,792	20,912,493

  c)       Liquidity risk

  The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

  The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

60

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

	06/30/2024					12/31/2023
	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years	Total	Total
Loans, financing and debentures	(3,652,787)	(2,353,191)	(1,836,570)	(17,027,674)	(24,870,222)	(67,935,471)
Suppliers	(4,438,849)	(728,620)	—	—	(5,167,469)	(4,184,525)
Other financial liabilities	(433,135)	—	—	—	(433,135)	(476,895)
Installment of tax debts	(4,879)	(1,494)	(1,871)	(212,995)	(221,239)	(217,267)
Leases	(677,905)	(1,194,244)	(843,965)	(18,300,037)	(21,016,151)	(20,874,841)
Lease and concession in installments	(285,935)	(285,935)	(571,869)	(110,978)	(1,254,717)	(1,137,295)
Payables to related parties	(497,673)	(1,078)	—	—	(498,751)	(322,160)
Dividends payable	(289,980)	—	—	—	(289,980)	(549,054)
Derivative financial instruments	(958,703)	(1,321,165)	1,391,895	5,811,863	4,923,890	(4,917,895)
	(11,239,846)	(5,885,727)	(1,862,380)	(29,839,821)	(48,827,774)	(100,615,403)

  d)      Capital management risk

  The group manages the capital structure and adjusts it in light of changing economic conditions and financial covenant requirements. In order to maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage ratio, calculated as net debt to EBITDA. The group's lowest covenant ratio is currently 3.3x.

  The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

  To achieve this overall objective, the Group's capital management, among other things, aims to ensure compliance with the financial commitments associated with the loans and financing that define the capital structure requirements.

61

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

6.  OTHER TAX RECEIVABLES

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
COFINS	3,699	3,699	442,759	487,160
PIS	—	—	105,519	110,904
Tax credits	34,414	33,639	34,414	33,639
ICMS	—	—	1,094,953	924,180
ICMS - CIAP	—	—	229,063	189,813
Other	1,579	4,647	115,139	132,863
	39,692	41,985	2,021,847	1,878,559

Current	5,278	8,346	796,915	745,856
Non-current	34,414	33,639	1,224,932	1,132,703
Total	39,692	41,985	2,021,847	1,878,559

7.  INVENTORIES

	Consolidated
	06/30/2024	12/31/2023
Finished products	1,615,797	1,254,818
Parts and accessories	190,895	178,260
Construction Materials	206,715	316,370
Warehouse and other	133,109	43,266
	2,146,516	1,792,714

The balances are presented net of a provision of R$ 108,026 for obsolete inventories on June 30, 2023 (R$78,709 on December 31, 2023).

62

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

8.  ASSETS AND LIABILITIES HELD FOR SALE

a)                  Composition of assets held for sale:

	Properties held for sale	Other assets held for sale	Total
At January 1, 2024	342,392	1,795,773	2,138,165
Additions (i)	—	73,308	73,308
Transfers (ii)	163,507	—	163,507
At June 30, 2024	505,899	1,869,081	2,374,980

(i)	As mentioned in note 2, the balance corresponding to the investment in the associate Terminal XXXIX de Santos S.A. was added to the group of assets held for sale.
(ii)	Transfers from the investment property group as per note 11.5.

	Norgás	TUP Porto São Luis S.A	Radar	Rumo	Total
Cash and cash equivalents	—	48,231	—	—	48,231
Other current tax receivable	—	3,030	—	—	3,030
Dividend receivable	18,646	—	—	—	18,646
Investments in associates	892,854	—	—	73,308	966,162
Property, plant and equipment	—	395,757	—	—	395,757
Intangible assets and goodwill	—	437,220	—	—	437,220
Other assets	—	35	—	—	35
Properties held for sale	—	—	505,899	—	505,899
Total	911,500	884,273	505,899	73,308	2,374,980

The balance of R$5,045 in the parent company is composed of accounts receivable from parties related to TUP Porto São Luis S.A

b)                 Composition of liabilities held for sale:

	Norgás	TUP Porto São Luis S.A	Total
Trade payables	—	17,248	17,248
Employee benefits payables	—	1,828	1,828
Other liabilities	—	456	456
Deferred tax liabilities	152,255	66,606	218,861
Total	152,255	86,138	238,393

c)                  Discontinued operation result:

	Parent company		Consolidated
	2Q23	6M23	2Q23	6M23
Equity equivalence	5,483	5,483	15,907	15,907
Controlling shareholders	5,483	5,483	5,483	5,483
Non-controlling shareholders	—	—	10,424	10,424

63

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Comparative balance reclassification:	Parent company
	2Q23 (Originally presented)	Reclassification	2Q23 (Restated)	6M23 (Originally presented)	Reclassification	6M23 (Restated)
Loss before equivalence result equity and net financial result patrimonial	(115,581)	—	(115,581)	(185,035)	—	(185,035)

Equity equivalence in associates	(730,970)	(5,483)	(736,453)	(1,312,038)	(5,483)	(1,317,521)
Equity equivalence of jointly controlled companies	29,870	—	29,870	158,256	—	158,256
Equity equivalence result	(701,100)	(5,483)	(706,583)	(1,153,782)	(5,483)	(1,159,265)

Net financial result	(417,450)	—	(417,450)	(1,043,402)	—	(1,043,402)

Loss before income tax and social contribution	(1,234,131)	(5,483)	(1,239,614)	(2,382,219)	(5,483)	(2,387,702)

Income tax and social contribution	191,430	—	191,430	434,388	—	434,388

Loss from operations in continuity	(1,042,701)	(5,483)	(1,048,184)	(1,947,831)	(5,483)	(1,953,314)
Result of discontinued operations, net of taxes	—	5,483	5,483	—	5,483	5,483
Loss for the period	(1,042,701)	—	(1,042,701)	(1,947,831)	—	(1,947,831)

	Consolidated
	2Q23 (Originally presented)	Reclassification	2Q23 (Restated)	6M23 (Originally presented)	Reclassification	6M23 (Restated)
Profit before equivalence result equity and net financial result patrimonial	1,883,511	—	1,883,511	3,854,699	—	3,854,699

Equity equivalence in associates	83,039	(15,907)	67,132	136,004	(15,907)	120,097
Equity equivalence of jointly controlled companies	263,003	—	263,003	1,393,417	—	1,393,417
Equity equivalence result	346,042	(15,907)	330,135	1,529,421	(15,907)	1,513,514

Net financial result	(3,142,776)	—	(3,142,776)	(5,911,891)	—	(5,911,891)

Loss before income tax and social contribution	(913,223)	(15,907)	(929,130)	(527,771)	(15,907)	(543,678)

Income tax and social contribution	466,482	—	466,482	(337,703)	—	(337,703)

Loss from operations in continuity	(446,741)	(15,907)	(462,648)	(865,474)	(15,907)	(881,381)
Result of discontinued operations, net of taxes	—	15,907	15,907	—	15,907	15,907
Loss for the period	(446,741)	—	(446,741)	(865,474)	—	(865,474)

64

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

d)                    Reclassification of comparative cash flow balance:

	Parent company			Consolidated
	6M23 (Originally presented)	Reclassification	6M23 (Restated)	6M23 (Originally presented)	Reclassification	6M23 (Restated)
Cash flow from operating activities
Loss before income tax and social contribution	(2,381,219)	(5,483)	(2,386,702)	(527,771)	(15,907)	(543,678)
Equity equivalence in subsidiaries and associates	1,312,038	5,483	1,317,521	(136,004)	15,907	(120,097)
Other operational activity items	689,964	—	689,964	5,588,151	—	5,588,151
Net cash (used) generated in operational activities	(379,217)	—	(379,217)	4,924,376	—	4,924,376

Liquid cash (used) generated in investment activities	800,728	—	800,728	(2,782,164)	—	(2,782,164)

Net cash generated in activities of financing	153,675	—	153,675	394,253	—	394,253

Increase in cash and cash equivalents	575,186	—	575,186	2,536,465	—	2,536,465

Cash and cash equivalents at the beginning of the period	1,348,461	—	1,348,461	13,301,716	—	13,301,716
Effect of exchange rate variation on the balance of cash and cash equivalents	(12,198)	—	(12,198)	(98,891)	—	(98,891)
Cash and cash equivalents at the end of the period	1,911,449	—	1,911,449	15,739,290	—	15,739,290

65

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.  INVESTMENTS IN ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

The Company's subsidiaries and associates are listed below:

	06/30/2024	12/31/2023
Directly owned subsidiaries
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Vale S.A (ii)	4.15%	4.90%
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%
Tellus Brasil Participações S.A.	20.00%	20.00%
Janus Brasil Participações S.A.	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.	30.41%	30.42%

(i)	Despite presenting an unsecured liability amount of R$42,706 on June 30, 2024, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.
(ii)	In April 2024, Cosan sold 33,524,185 shares of Vale, reducing its stake by 0.78%. The value of 4.15% refers to the percentage of participation excluding treasury shares for the calculation of equity and receipt of dividends.

66

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following are investments in subsidiaries and affiliates as of June 30, 2024, which are material to the Company:

a)             Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A	7,663,761,735	5,601,178,095	73.09%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	157,000	98.13%	98.13%
Cosan Oito S.A.	14,646,505,000	14,646,504,999	100.00%	100.00%
Cosan Global Limited	300	300	100.00%	100.00%
Atlântico Participações Ltda.	928,005,000	928,004,997	100.00%	100.00%
Cosan Dez Participações S.A.	3,473,458,687	2,667,494,858	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.l	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	53,461,349	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	119,063,044	71,609,945	61.14%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A.	1,854,868,949	562,529,490	30.41%	30.41%

67

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2024	Interest in earnings of subsidiaries	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase (reduction)	Other	At June 30, 2024	Dividend receivable (i)
Rumo
Rumo S.A.	4,766,466	(418,174)	(1,852)	683	—	—	4,123	4,351,246	—
Cosan Corporate
Cosan Corretora de Seguros Ltda	1,257	48	—	—	—	—	—	1,305	—
Cosan Nove Participações S.A.	7,810,778	30,077	—	36,165	(127,080)	—	10,222	7,760,162	—
Cosan Dez Participações S.A.	5,179,164	537,559	—	(99,035)	(798,187)	—	—	4,819,501	11,717
Pasadena Empreendimentos e Participações S.A.	1,452	(37)	—	—	—	—	—	1,415	127,080
Cosan Limited Partners Brasil Consultoria Ltda	278	(28)	—	—	—	—	—	250	—
Other	25,112	206	—	1,910	—	—	—	27,228	—
Cosan Oito S.A.	10,376,283	1,095,014	—	(29,085)	(210,000)	4,070,000	(26,071)	15,276,141	—
Atlântico Participações Ltda	902,421	(9)	—	—	—	—	—	902,412	190
Cosan Global	119,355	18,173	—	—	—	—	—	137,528	—
Radar
Radar II Propriedades Agrícolas S.A.	1,153,530	14,654	—	—	(17,675)	(238)	—	1,150,271	8,199
Radar Propriedades Agrícolas S.A.	215,346	4,276	—	—	(15,096)	—	—	204,526	—
Nova Agrícola Ponte Alta S.A.	441,821	4,906	—	—	(4,767)	—	—	441,960	1,959
Nova Santa Bárbara Agrícola S.A.	27,948	263	—	—	—	—	—	28,211	1,712
Nova Amaralina S.A. Propriedades Agrícolas	220,184	2,492	—	—	(829)	—	—	221,847	—
Terras da Ponte Alta S.A.	92,122	324	—	—	(415)	—	—	92,031	11,066
Paineira Propriedades Agrícolas S.A.	210,735	3,979	—	—	(5,181)	—	—	209,533	4,433
Manacá Propriedades Agrícolas S.A.	209,644	3,774	—	—	(6,711)	—	—	206,707	2,694
Castanheira Propriedades Agrícolas S.A.	331,453	2,935	—	—	(7,047)	—	—	327,341	4,863
Tellus Brasil Participações S.A.	774,837	8,868	—	—	(19,012)	(2,484)	—	762,209	2
Janus Brasil Participações S.A.	1,122,692	10,853	—	—	(9,102)	—	—	1,124,443	1
Duguetiapar Empreendimentos e Participações S.A.	17,721	246	—	—	—	(2,505)	—	15,462	—
Gamiovapar Empreendimentos e Participações S.A.	114,336	1,528	—	—	(2,349)	—	—	113,515	1
Moove
Moove Lubricants Holdings	1,626,216	255,693	—	35,726	(630,000)	—	12,863	1,300,498	368
Other	627	(2)	—	(237)	—	—	—	388	—
Total investments in associates	35,741,778	1,577,618	(1,852)	(53,873)	(1,853,451)	4,064,773	1,137	39,476,130	174,285
Cosan Corporate
Cosan Luxembourg S.A.	(146,276)	372	—	—	—	103,198	—	(42,706)	—
Total provision for uncovered liability of associates	(146,276)	372	—	—	—	103,198	—	(42,706)	—
Total	35,595,502	1,577,990	(1,852)	(53,873)	(1,853,451)	4,167,971	1,137	39,433,424	174,285

(i)	Dividends receivable by Cosan S.A. from its subsidiaries.

68

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)            Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,250	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Corporate
Vale S.A	4,539,007,580	177,342,515	4.15%

	At January 1, 2024	Interest in earnings of subsidiaries	Dividends	Reclassification to assets held for sale	Write-off related to sale of shareholding	Other	At June 30, 2024	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	6,170	1,733	(1,208)	—	—	—	6,695	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(4,437)	—	—	—	—	1,581	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	2,957	(4,500)	—	—	—	14,417	—
CLI Sul S.A.	217,738	6,224	(5,500)			—	218,462	—
Terminal XXXIX S.A.	66,415	20,762	(13,877)	(73,300)	—	—	—	—
Compass
Companhia Paranaense de Gás - Compagás	403,532	4,701	(18,209)	—	—	292	390,316	16,903
Companhia de Gás de Santa Catarina - Scgás	640,332	16,254	(22,759)	—	—	—	633,827	3,377
CEG Rio S.A.	288,386	30,699	(61,829)	—	—	—	257,256	82,537
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	5,820	(21,146)	—	—	—	282,548	11,732
Corporate
Vale S.A (ii)	15,662,485	1,210,102	(577,469)	—	(2,462,833)	(55,156)	13,777,129	—
Other	6,459	(20)	—	—	—	548	6,987	—
	17,611,369	1,294,795	(726,497)	(73,300)	(2,462,833)	(54,316)	15,589,218	114,549

(i)	Dividends receivable by the controlling companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
(ii)	Vale's equity calculation for the second quarter was impacted by the positive amount of R$190,700 related to transactions with non-controlling shareholders that moved the entity's shareholders' equity, which by accounting policy choice the Company brings the effect via equity in the result of the period.

69

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.2. NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,287,383,261	69.59%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,735	2,062,583,640	26.91%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

70

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

 The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	At January 1, 2024	Interest in earnings of subsidiaries	Capital reduction	Other comprehensive income	Dividends	Other	At June 30, 2024
Compass
Comgás	32,145	7,098	—	—	(9,926)	—	29,317
Commit Gás S.A.	1,562,500	67,830	—	—	—	143	1,630,473
Norgás S.A.	372,030	—	—	—	—	—	372,030
Biometano Verde Paulínia S.A	237,981	1,100	—	—	(331)	—	238,750
Compass Gás e Energia	790,672	100,965	—	(17,367)	(117,496)	406	757,180
Rumo
Rumo S.A.	11,104,589	(956,015)	—	(42)	(1,673)	9,700	10,156,559
Moove
Moove Lubricants Holdings	695,848	109,055	—	15,804	(270,000)	6,884	557,591
Cosan Corporate
Cosan Limited Partners Brasil	7	(2)	—	—	—	—	5
Cosan Nove Participações S.A.	2,567,019	15,384	—	13,318	(65,000)	3,764	2,534,485
Cosan Dez Participações S.A.	1,512,041	242,471	—	(29,796)	(603,022)	(127)	1,121,567
Radar
Janus Brasil Participações S.A.	4,743,201	44,358	—	—	(37,202)	—	4,750,357
Tellus Brasil Participações S.A.	3,156,328	36,245	(10,153)	—	(77,706)	—	3,104,714
Gamiovapar Empreendimentos e Participações S.A.	472,244	6,245	—	—	(9,601)	—	468,888
Duguetiapar Empreendimentos e Participações S.A.	66,715	1,005	(10,238)	—	—	—	57,482
Radar II Propriedades Agrícolas S.A.	1,089,154	14,654	(238)	—	(17,675)	—	1,085,895
Radar Propriedades Agrícolas S.A.	204,444	4,276	—	—	(15,096)	—	193,624
Nova Agrícola Ponte Alta S.A.	417,013	4,906	—	—	(4,767)	—	417,152
Nova Amaralina S.A. Propriedades Agrícolas	29,893	2,492	—	—	(829)	—	31,556
Nova Santa Bárbara Agrícola S.A.	197,833	263	—	—	—	—	198,096
Terras da Ponte Alta S.A.	84,251	324	—	—	(415)	—	84,160
Paineira Propriedades Agrícolas S.A.	199,303	3,979	—	—	(5,181)	—	198,101
Manacá Propriedades Agrícolas S.A.	199,584	3,774	—	—	(6,711)	—	196,647
Castanheira Propriedades Agrícolas S.A.	291,078	2,936	—	—	(7,047)	—	286,967
	30,025,873	(286,657)	(20,629)	(18,083)	(1,249,678)	20,770	28,471,596

71

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

10.  INVESTMENT IN JOINT VENTURE

The movements in the investment in subsidiaries jointly in the parent company were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	8,800,000
Shares held by Cosan	517,625,474	4,400,000
Cosan ownership interest	5.01%	50.00%
At January 1, 2024	1,320,592	—	1,320,592
Interest in earnings of joint ventures	5,694	(642)	5,052
Other comprehensive (losses) income	8,132	—	8,132
Capital increase	—	8,343	8,343
Dividends	(13,589)	—	(13,589)
At June 30, 2024	1,320,829	7,701	1,328,530

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	100,197,076	8,800,000
Shares held by Cosan	4,557,597,117	50,098,538	4,400,000
Cosan ownership interest	5.01%	50.00%	50.00%
Percentage of indirect indirect (Cosan Nove)	25.90%	—	—
Total (i)	30.91%	50.00%	50.00%
At January 1, 2024	11,693,876	48,566	—	11,742,442
Interest in earnings of joint ventures	50,131	(2,423)	(642)	47,066
Other comprehensive (losses) income	71,600	—	—	71,600
Capital increase (ii)	—	—	8,343	8,343
Dividends	(119,647)	—	—	(119,647)
At June 30, 2024	11,695,960	46,143	7,701	11,749,804

Raízen S.A

(i)	The Company's total interest in Raízen S.A. is made up of 5.01% direct participation and 39.12% indirect participation through Cosan Nove. The disclosed percentage of 25.90% refers to the economic benefit calculated by the result of Cosan S.A's participation in its subsidiary Cosan Nove of 66.16% multiplied by the participation of 39.12%.
For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the participation of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.
The balance sheet statement and the income statement of the jointly owned subsidiary Raízen S.A. are disclosed in note 4 – Information by segment.
As of June 30, 2024, the Company was in compliance with the covenants of the agreement governing the joint venture.

Radar Gestão de Invest. S.A

(ii)	On March 1, 2024 and June 26, 2024, the Company contributed R$4,343 and R$4,000, respectively, totaling R$8,343 to the formation of the Radar Gestão de Invest joint venture. S.A. with Nuveen Natural Capital Latam Gestora de Ativos Ltda, whose objective is the management and administration of real estate property in the Radar segment.

72

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

11. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OFF-USE AND INVESTMENT PROPERTIES 11.1. PROPERTY, PLANT AND EQUIPMENT

a)             Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
At January 1, 2024	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391	83,446
Additions	5,421	2,301	577	—	2,358,309	2,340	2,368,948	294
Write-offs	(132)	(15,581)	(490,350)	(193,716)	(31,939)	(5,114)	(736,832)	(7)
Transfers (ii)	269,127	1,178,032	747,216	505,221	(2,675,456)	31,688	55,828	(16)
Exchange differences	28,662	54,295	—	—	3,790	36,950	123,697	—
At June 30, 2024	2,520,663	3,318,310	8,955,964	13,163,835	4,440,659	804,601	33,204,032	83,717
Depreciation
At January 1, 2024	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)	(43,629)
Additions	(31,609)	(100,402)	(324,792)	(470,478)	—	(32,834)	(960,115)	(4,129)
Write-offs	-	15,041	444,171	4,479	—	4,652	468,343	—
Transfers (ii)	5,400	(7,361)	(68,337)	-	—	2,181	(68,117)	—
Exchange differences	(7,732)	(21,018)	—	—	—	(18,956)	(47,706)	—
Impairment	-	(213,621)	(711,567)	(893,360)	(401,513)	(3,704)	(2,223,765)	—
At June 30, 2024	(660,892)	(1,234,596)	(4,527,478)	(5,869,854)	(414,892)	(276,065)	(12,983,777)	(47,758)
At January 1, 2024	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974	39,817
At June 30, 2024	1,859,771	2,083,714	4,428,486	7,293,981	4,025,767	528,536	20,220,255	35,959

(i)	As of June 30, 2024, assets, mainly wagons and locomotives in the amount of R$1,390,404 (R$1,390,404 as of December 31, 2023), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

73

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)       Capitalization of borrowing costs

In the period ended June 30, 2024, the borrowing costs capitalized by the subsidiary Rumo were R$29,699 at an average rate of 11.23% (R$25,168 and 12.49% p.a. on June 30, 2023), while in the subsidiary Compass the capitalized costs were R$39,617 at a weighted average rate of 7.36% p.a. (R$53,963 and 8.92% p.a. in the period ended June 30, 2023).

c)      Write-off of assets and impairment loss of indirect subsidiary Rumo Malha Sul

As mentioned in note 2 Material events, the subsidiary Rumo identified the residual value of the assets with traffic directly interrupted by the weather events and provisioned the amount of R$2,392,776 (note 21), considering that the assets were destroyed or their use was made impossible for an indefinite period.

The extent of the damage raises uncertainties about the process of renewing the concession, which initially expires in February 2027, although Rumo continues to make its best efforts in this regard.

In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led to the realization of the recoverability test of the non-current assets (fixed assets, intangibles and rights of use) of the cash-generating unit of the subsidiary Rumo ("Rumo Malha Sul"), considering the event described above and the term of use of the assets.

For this assessment, the recoverable value of the unit was determined based on its value in use, obtained by discounted cash flow, based on updated projections approved by management. The main assumptions were:

  Projection period: until February 2027.
  Sales volume: a fall of 2.1% is expected in the indirect subsidiary Malha Sul in 2025, followed by annual growth of 0.9% over the rest of the period, based on management's expectations for market development.
  Selling price: considers the average annual growth rate of 3.1%, and is based on current industry trends and includes inflation forecasts for Brazil.
  Variable costs and maintenance: included according to history and without capacity increases.
  Projected investments: refer to the maintenance of the Concession and are based on the historical experience of the management of the subsidiary Rumo. Investments do not include capacity increases. No incremental revenue or cost savings were considered in the value-in-use model as a result of this expenditure.
  The nominal discount rate of 11.22%, estimated by the weighted average cost of capital.

On June 30, 2024, the value in use of the cash-generating unit of the subsidiary Rumo (R$980,352) is less than the book value of its property, plant and equipment, intangible assets and rights of use by R$2,392,776, and a provision for impairment was recorded, allocated as follows: R$2,223,765 in Property, plant and equipment, R$3,972 in Intangible assets (note 11.2) and R$165,039 in Rights of use (note 11.4).

74

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL
	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total	Total
Cost
At January 1, 2024	1,391,974	24,297,484	243,044	155,480	2,630,947	635,380	574,363	29,928,672	22,356
Additions	—	3,444	—	—	37,395	29,404	—	70,243	2,196
Write-offs	—	(125,025)	—	—	(79)	—	—	(125,104)	—
Transfers (i)	—	703,783	(509)	—	—	13,840	—	717,114	16
Assets held for sale	97,917	6,109	—	20,973	209,164	13,266	—	347,429	—
At June 30, 2024	1,489,891	24,885,795	242,535	176,453	2,877,427	691,890	574,363	30,938,354	24,568

Amortization
At January 1, 2024	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	(440,494)	—	(7,278,385)	(15,493)
Additions	—	(455,020)	(240)	—	(110,462)	(21,196)	—	(586,918)	(653)
Write-offs	—	77,341	—	—	—	—	—	77,341	—
Transfers (i)	—	—	—	—	—	(759)	—	(759)	—
Exchange differences	—	(6,108)	—	—	(42,446)	(1,088)	—	(49,642)	—
Impairment	—	—	—	—	—	(3,972)	—	(3,972)
At June 30, 2024	—	(5,860,705)	(63,456)	(9,201)	(1,441,464)	(467,509)	—	(7,842,335)	(16,146)
At January 1, 2024	1,391,974	18,820,566	179,828	146,279	1,342,391	194,886	574,363	22,650,287	6,863
At June 30, 2024	1,489,891	19,025,090	179,079	167,252	1,435,963	224,381	574,363	23,096,019	8,422

(i)	The number of transfers also includes a portion of R$50,309 of intangible assets that was reclassified to financial assets (R$78,366, period ended June 30, 2023).

75

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)             Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	06/30/2024	12/31/2023
Concession rights:
Compass (i)	From 3.54% to 4.58%	12,572,492	12,307,964
Rumo (ii)	1.59%	6,452,598	6,512,602
		19,025,090	18,820,566
Licenses and authorizations
Operating license for port terminal	3.70%	47,101	47,610
Moove	5.00%	131,978	132,218
		179,079	179,828
Trademarks
Comma	Indefinity	53,636	47,015
Petrochoice (iii)	Indefinity	111,178	96,826
Tirreno (iii)	Indefinity	2,438	2,438
		167,252	146,279
Customers relationship
Compass	20.00%	249,020	280,111
Moove (iii)	5% to 30%	1,186,943	1,062,280
		1,435,963	1,342,391
Supply Agreement
Compass	5.00%	574,363	574,363
		574,363	574,363
Other
Software license	20.00%	185,677	90,162
Other	20.00%	38,704	104,724
		224,381	194,886
Total		21,606,128	21,258,313

(i)	Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession;
(ii)	Refers to Rumo's railway concession agreement. The amount will be amortized until the end of the concession in 2079;
(iii)	Authorization for: (i) lubrication and contamination control solutions, (ii) production and commercialization of lubricating oils, additives and fluids.

11.3. CONTRACT ASSET
	Compass	Moove	Total
At January 1, 2024	1,041,421	10,684	1,052,105
Additions	701,184	11,834	713,018
Write-offs	—	(11,318)	(11,318)
Transfers (i)	(755,048)	—	(755,048)
At June 30, 2024	987,557	11,200	998,757

(i)	The number of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

76

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

During the period ended June 30, 2024, through its subsidiaries, R$60,282 was added related to the capitalization of internally generated labor (R$58,674 in the period ended June 30, 2023), through the capitalization of labor.

a)             Capitalization of borrowing costs

During the period ended June 30, 2024, the indirect subsidiary Comgás capitalized R$39,320 at a weighted average rate of 10.32% p.a. (R$39,113 and 12.69% in the period ended June 30, 2023).

During the period ended June 30, 2024, the indirect subsidiary Sulgás capitalized R$929 at a weighted average rate of 9.87% p.a. (R$285 at 5.64% p.a. in the period ended June 30, 2023).

11.4  RIGHT-OFF-USE ASSETS
	Consolidated								Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
At January 1, 2024	524,894	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,765,809	42,655
Additions	27,176	15,189	—	—	36,913	—	671,294	750,572	—
Contractual readjustments	(541)	768	9,412	1,771	2	—	22,100	33,512	—
Write-offs	(2,006)	(551)	—	—	(1,617)	—	(2,624)	(6,798)	—
Exchange differences	32,915	3,629	—	—	5,829	—	—	42,373	—
At June 30, 2024	582,438	540,155	952,840	87,720	101,291	1,533,969	8,787,055	12,585,468	42,655

Amortization
At January 1, 2024	(195,073)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,252,291)	(20,455)
Additions	(38,141)	(24,140)	(9,412)	(1,117)	(5,987)	(38,349)	(180,074)	(297,220)	(2,987)
Write-offs	554	247	(2,761)	—	1,608	—	—	(352)	—
Exchange differences	(11,835)	(2,350)	—	—	(1,421)	—	—	(15,606)	—
Impairment	—	—	—	—	—	—	(165,039)	(165,039)	—
At June 30, 2024	(244,495)	(172,991)	(480,728)	(26,471)	(40,537)	(76,698)	(1,688,588)	(2,730,508)	(23,442)
At January 1, 2024	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	9,513,518	22,200
At June 30, 2024	337,943	367,164	472,112	61,249	60,754	1,457,271	7,098,467	9,854,960	19,213

11.5. INVESTMENT PROPERTIES
Investment properties
At January 1, 2024	15,976,126
Additions	3,476
Transfers (i)	(163,507)
At June 30, 2024	15,816,095

(i)	Transfer of farm Vista Alegre, from subsidiary Jequitibá Propriedades Agrícolas Ltda, to assets held for sale (Note 8) and subsequently sold on July 19, 2024 as mentioned in note 25.

77

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

12. COMMITMENTS

Considering the current gas supply contracts, the subsidiaries have financial commitment that totaled an estimated present value of R$45,406,822, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2034.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)	The amendment to renew the Malha Paulista concession, which provides for the execution throughout the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 make up the bond book.
(ii)	The Malha Central sub concession contract provides for investments with a fixed term (from one to three years from the signing of the contract), estimated by ANTT at R$645,573.

13.  CONCESSIONS PAYABLE
	06/30/2024	12/31/2023
Court discussion:
Rumo Malha Oeste S.A.	2,319,904	2,206,945
	2,319,904	2,206,945

Railroad concession:
Rumo Malha Paulista S.A.	1,128,215	1,067,256
	1,128,215	1,067,256

Concessions and grants:
Rumo Malha Sul S.A.	72,042	76,191
Rumo Malha Paulista S.A.	218,382	190,282
Rumo Malha Central S.A.	28,563	24,699
	318,987	291,172

Total	3,767,106	3,565,373

Current	154,903	250,971
Non-current	3,612,203	3,314,402
	3,767,106	3,565,373

a)       Disputed lease and concession:

On July 21, 2020, Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”) a request to participate in a third-party re-bidding process for the Concession Agreement entered into between Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017 and Decree No. 9,957 of August 8, 2019. An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Union, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

The total amount of judicial deposits related to the aforementioned cases is R$26,951 as of June 30, 2024 (R$26,064 as of December 31, 2023).

78

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)       Leases and grants within the scope of CPC 04/IFRS 16

	06/30/2024	12/31/2023
Leases:
Rumo Malha Sul S.A.	375,479	452,701
Rumo Malha Paulista S.A.	386,960	422,173
Rumo Malha Oeste S.A.	106,259	131,038
	868,698	1,005,912
Grants:
Rumo Malha Paulista S.A. (renewal)	1,678,669	919,011
Rumo Malha Central S.A.	985,130	940,456
	2,663,799	1,859,467

Total	3,532,497	2,865,379

Current	534,949	358,464
Non-current	2,997,548	2,506,915
	3,532,497	2,865,379

14.  OTHER TAX PAYABLES
	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Tax debts installments	215,133	211,226	265,179	217,348
ICMS	—	—	316,472	190,474
COFINS	52,567	96,905	155,669	177,720
PIS	3,019	12,951	23,148	27,073
Social Security charges	59,796	62,249	83,967	87,214
IRRF	—	—	11,927	14,133
Other	1,121	2,082	112,602	122,998
Charges on action plan	—	—	9,981	—
	331,636	385,413	978,945	836,960

Current	120,122	226,556	753,363	673,718
Non-current	211,514	158,857	225,582	163,242
Total	331,636	385,413	978,945	836,960

79

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

15.  INCOME TAXES
a)  Reconciliation of income tax and social contribution expenses:
	Parent Company				Consolidated
	2Q24	2Q23 (Restated)	6M24	6M23 (Restated)	2Q24	2Q23 (Restated)	6M24	6M23 (Restated)
Income before income tax and social contribution	(723,993)	(1,239,614)	(1,386,329)	(2,386,702)	(1,078,007)	(929,130)	(830,099)	(543,678)
Income tax and social contribution at nominal rate (34%)	246,158	421,469	471,352	811,478	366,522	315,904	282,234	184,851
Adjustments for calculating the effective rate
Equity income	273,614	(240,240)	538,234	(394,150)	439,857	117,552	462,593	483,403
Result of companies abroad	(28,470)	(11,651)	(28,470)	(11,651)	(29,157)	(12,063)	(31,001)	(28,414)
Operating profit	—	—	—	—	106,270	60,937	197,306	101,746
Interest on equity	—	—	—	—	—	(1,370)	—	(1,320)
Goodwill amortization effect			—	—	317	—	635	—
Permanent differences (donations, gifts, etc.)	—	—	—	—	(6,892)	(1,190)	(8,783)	(4,983)
Unrecognized tax losses and temporary differences	—	—	—	—	(866,940)	(68,356)	(934,090)	(115,328)
ICMS benefit - extemporaneous	—	—	—	—	24,635	597	25,645	6,122
ICMS benefit - current year	—	—	—	—	(5,614)	—	(521)	68,409
Dividend income	—	—	—	—	—	—	—	136,936
Provision for non-realization of the benefit of the covenant Federative	—	—	—	—	885	15,940	885	(1,171,810)
Provision for non-realization of the benefit of the covenant Federal - Interest and Fine	—	—	—	—	18,205	(41,155)	25,851	(142,290)
Selic on indebtedness	5,913	2,482	9,957	9,501	17,843	11,503	36,984	53,866
Rate differential	—	—	—	—	52,459	66,412	52,459	69,614
Benefit Membership Program Zero Litigation	—	19,710	—	19,710	—	23,276	—	23,276
Other	(330)	(340)	(24,026)	(500)	(9,868)	(21,505)	13,963	(1,781)
Income tax and social contribution (current and deferred)	496,885	191,430	967,047	434,388	108,522	466,482	124,160	(337,703)

Effective rate - %	(68.63%)	(15.44%)	(69.76%)	(18.20%)	(10.07%)	(50.21%)	(14.96%)	62.11%

80

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)      Deferred income tax assets and liabilities
	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Deferred tax assets from:
Income taxes losses	1,357,267	945,685	3,214,345	2,714,996
Negative base of social contribution	489,151	340,981	1,117,678	929,055
Temporary differences
Foreign exchange variation - Loans and financing	1,796,496	1,165,734	2,031,869	1,292,954
Provision for lawsuits	92,663	95,780	253,343	218,881
Impairment provision (Rumo Malha Oeste)	—	—	23,961	27,072
Post-employment benefit obligation	—	—	152,564	150,336
Provisions for uncertain tax credits and tax losses	—	—	39,982	34,511
Provision for non-occurrence of taxes	2,580	6,985	68,502	73,641
Share-based payment transactions	77,271	64,065	185,690	157,825
Lease	2,437	2,497	241,515	161,840
Unrealized loss with derivatives	—	165,978	537,382	823,286
Provisions for profit sharing	23,132	36,020	95,581	159,994
Business Combination – Intangible	—	—	123,981	124,379
Business combination – Fixed assets fixed assets	—	—	1,854	24,795
Other provisions	140,857	—	726,790	691,162
Deferred on pre-operating income	—	—	119,985	87,454
Regulatory asset (liability)	—	—	7,129	6,661
Other	48,405	208,331	369,555	391,444
Total	4,030,259	3,032,056	9,311,706	8,070,286

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and financing	—	—	(1,764)	(195,232)
Provision for lawsuits	—	—	(408)	(408)
Useful life review	—	—	(489,433)	(456,093)
Business combination – fixed assets	—	—	(154,904)	(148,872)
Tax goodwill	—	—	(625,427)	(618,758)
Unrealized income with derivatives	(20,061)	—	(369,469)	(299,965)
Fair value adjustment on debt	—	—	(533,849)	(281,784)
Marketable securities	—	—	—	(77,437)
Investment properties	—	—	(455,880)	(455,773)
Goods intended for sale	—	—	(10,546)	(10,546)
Effects on the formation of joint ventures	(103,268)	(103,992)	(168,394)	(103,992)
Business Combination - Intangible	—	—	(4,363,571)	(4,426,881)
Post-employment obligations	—	—	(4,641)	(4,641)
Lease	—	—	(10,213)	(10,034)
Provisions	—	—	—	(449,153)
Other (i)	(458,791)	(449,153)	(698,761)	(147,120)
Total	(582,120)	(553,145)	(7,887,260)	(7,686,689)
Total deferred taxes recorded	3,448,139	2,478,911	1,424,446	383,597
Deferred tax assets	3,448,139	2,478,911	6,673,747	5,609,030
Deferred tax liabilities	—	—	(5,249,301)	(5,225,433)
Total deferred, net	3,448,139	2,478,911	1,424,446	383,597

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

(i)	Refers mainly to the tax loss recognized on the capital contribution in a controlled company.

81

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Deferred income tax and social contribution inactivated

As of June 30, 2024, the balance of inactivated income tax and social contribution is R$3,531,797 (R$2,678,299 as of December 31, 2023) and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of taxable profits.

c)        Changes in deferred tax assets and liabilities:

ASSETS	Parent Company
	Tax loss and negative base	Employee benefits	Unrealized loss with derivatives	Provisions	Leases	Other	Total
At January 1, 2024	1,286,666	100,085	165,978	102,765	2,497	1,374,065	3,032,056
Credited / charged from income for the period	559,752	318	(165,978)	133,335	(60)	(159,926)	367,441
Foreign exchange differences	—	—	—	—	—	630,762	630,762
At June 30, 2024	1,846,418	100,403	—	236,100	2,437	1,844,901	4,030,259

LIABILITY	Parent Company
	Effects on the formation of joint venture	Other	Unrealized result with derivatives	Total
At January 1, 2024	(103,992)	(449,153)	—	(553,145)
Credited / charged from income for the period	724	(7,970)	(20,061)	(27,307)
Recognized in shareholders' equity	—	(1,668)	—	(1,668)
At June 30, 2024	(103,268)	(458,791)	(20,061)	(582,120)

Total deferred taxes recognized				3,448,139

Assets:

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
At January 1, 2024	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286
Credited / charged from income for the period	687,972	2,228	(36,548)	67,311	1,915	(290,193)	(398)	(11,831)	420,456
Recognized in shareholders' equity	—	—	—	—	77,760	4,289	—	—	82,049
Foreign exchange differences	—	—	—	—	—	—	—	738,915	738,915
At June 30, 2024	4,332,023	152,564	281,271	1,112,578	241,515	537,382	123,981	2,530,392	9,311,706

82

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Liabilities:

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
At January 1, 2024	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)
Credited / charged from income for the period	(64,402)	—	63,310	(69,504)	(33,340)	(252,065)	(179)	449,153	(300,268)	(207,295)
Recognized in shareholders' equity	—	—	—	—	—	—	—	—	6,724	6,724
At June 30, 2024	(168,394)	(4,641)	(4,363,571)	(369,469)	(489,433)	(533,849)	(10,213)	(408)	(1,947,282)	(7,887,260)

Total deferred taxes recorded										1,424,446

16.  PROVISION FOR LAWSUITS AND JUDICIAL DEPOSITS

As of June 30, 2024 and December 31, 2023, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Tax	257,960	272,063	808,246	813,732
Civil, environmental and regulatory (i)	80,407	73,744	600,348	512,979
Labor	53,559	55,286	465,396	387,692
	391,926	401,093	1,873,990	1,714,403

(i)

In the period ended June 30, 2024, we highlight the judgment in the second instance of a lawsuit inherent to the Public Services Regulatory Agency of the State of São Paulo (ARSESP) in the amount of R$12,583, as well as an agreement entered into with the São Paulo City Hall to resolve administrative/judicial disputes and the second-degree judgments in lawsuits involving the Municipality of São Paulo and the Consumer Protection and Defense Foundation (PROCON-SP), respectively in the amount of R$23,568, offset by write-offs for payments/reversals in the period, through its subsidiary Comgás.

	Judicial deposit
	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Tax (i)	383,963	373,779	774,878	652,236
Civil, environmental and regulatory	15,157	16,126	128,608	114,724
Labor	13,436	13,584	127,468	128,941
	412,556	403,489	1,030,954	895,901

(i)	On January 31, 2024, its subsidiary Comgás made judicial deposits in the amount of R$90,410 in a lawsuit to discuss the deductibility, from the IRPJ and CSLL calculation basis, of default interest on tax debts

83

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
At December 31, 2023	272,063	73,744	55,286	401,093
Provisioned in the period	14,522	3,228	618	18,368
Write-offs by reversal / payment	(17,913)	(4,154)	(2,792)	(24,859)
Interest (i)	(10,712)	7,589	447	(2,676)
At June 30, 2024	257,960	80,407	53,559	391,926

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
At December 31, 2023	813,732	512,979	387,692	1,714,403
Provisioned in the period	21,751	74,492	82,145	178,388
Write-offs by reversal / payment	(26,700)	(66,908)	(62,142)	(155,750)
Interest (i)	(537)	79,785	57,701	136,949
At June 30, 2024	808,246	600,348	465,396	1,873,990

(i)           Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a)           Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Compensation with FINSOCIAL	—	—	331,828	326,220
INSS	79,275	77,254	103,281	100,149
ICMS credit	80,776	99,864	149,974	174,860
PIS and COFINS	33,510	32,832	33,843	33,244
IPI	57,302	56,638	64,146	63,358
IRPJ and CSLL	1,117	1,102	7,245	10,698
Other	5,980	4,373	117,929	105,203
	257,960	272,063	808,246	813,732
  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.
84

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)        Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Tax	4,961,787	4,934,309	15,968,138	15,703,294
Civil, environmental and regulatory	1,095,502	1,045,171	6,417,299	7,166,011
Labor	11,197	9,168	718,181	805,222
	6,068,486	5,988,648	23,103,618	23,674,527

Tax:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Isolated fine - Federal tax	—	—	837,964	792,496
IRPJ/CSLL (i)	1,302,329	1,280,245	6,628,552	6,316,155
ICMS -Tax on circulation of goods	1,197,798	1,205,621	2,987,562	2,962,716
IRRF	229	—	1,114,210	1,226,223
PIS and COFINS	1,274,236	1,286,634	2,139,298	2,293,933
MP 470 installment of debts	249,112	232,104	400,889	381,060
Stock Grant Plan	—	—	62,195	60,863
IOF on loans	—	—	188,557	154,606
Reward Credit Compensation	145,221	143,322	145,221	143,322
IPI - Tax on industrialized products	225,196	233,464	376,040	374,471
INSS	87,137	79,019	172,369	159,007
Other	480,529	473,900	915,281	838,442
	4,961,787	4,934,309	15,968,138	15,703,294

(i)	The Company, through its subsidiary Comgás, has notices of infraction issued by the Brazilian Federal Revenue Service regarding the disallowance of amortization of goodwill expenses based on the expectation of future profitability arising from corporate transactions.

Except for the effect in note 15.a, related to Provision for non-realization of the benefit of the covenant Federative, we did not identify any effects of IFRIC 23 / ICPC 22 - Uncertainty about Treatment of Income Taxes that could have an impact on the accounting policies of the Company and its subsidiaries or these financial statements.

85

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Civil, environmental and regulatory:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Civil	1,033,734	983,867	3,205,251	3,184,240
Environmental (i)	60,972	60,549	1,594,700	2,330,683
Regulatory	796	755	1,617,348	1,651,088
	1,095,502	1,045,171	6,417,299	7,166,011

(i)

The subsidiary Moove was a defendant in a Public Civil Action ("PCA") aimed at paying compensation for environmental pollution that occurred in the former area of Companhia Usina de Passivos. Several PCA’s were filed in the face of different companies. In February 2024, there was a change in one of the PCAs, in which the value assigned by the Public Prosecutor’s Office was R$365,319 and the action was extinguished and filed. In another PCA, there was delimitation of the responsibility of the company and the value that was of R$441,142  changed to R$2,062.

Labor:

	Parent Company		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Labor claims	11,197	9,168	718,181	805,222
	11,197	9,168	718,181	805,222

86

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

17.  SHAREHOLDERS’ EQUITY

a)        Share capital

The subscribed capital on June 30, 2024 is R$8,832,544 (R$8,682,544 on December 31, 2023), fully paid in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the statute, the authorized share capital can be increased up to the limit of R$9,000,000.

As of June 30, 2024, the Company's share capital consists of the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	22,910,997	1.22%
Free float	1,165,337,843	62.18%
Outstanding shares	1,860,561,782	99.27%
Treasury stock	13,509,150	0.73%
Total	1,874,070,932	100.00%

b)        Treasury shares

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

As of June 30, 2024, the Company had 13,509,150 shares in treasury (6,514,511 shares on December 31, 2023), whose market price was R$13.54.

c)         Dividends

  Receivable
Parent Company	Investments in associates (i)	Investments in joint venture	Total
At January 1, 2024	99,194	219,941	319,135
Dividends declared	1,853,451	13,589	1,867,040
Other	8,831	—	8,831
Dividends received	(1,787,186)	(228,342)	(2,015,528)
At June 30, 2024	174,290	5,188	179,478

(i)                      See composition of the balance in note 9.1.a.

87

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Consolidated	Investments in associates (ii)	Investments in joint venture	Total
At January 1, 2024	35,836	219,941	255,777
Dividends declared	726,497	119,646	846,143
Other	135,872	—	135,872
Dividends received	(644,631)	(293,912)	(938,543)
At June 30, 2024	253,574	45,675	299,249

(ii)                     See composition of the balance in note 9.1.b

ii. Payable

	Parent Company	Consolidated
At January 1, 2024	276,065	549,054
Dividends declared	566,401	1,946,325
Dividends paid to preferred shareholders	—	(668,022)
Dividends paid	(782,081)	(1,537,377)
At June 30, 2024	60,385	289,980

d)            Other comprehensive income

	12/31/2023	Comprehensive (loss) income	06/30/2024
Cash flow hedge result	(1,487,128)	(209,710)	(1,696,838)
Exchange rate differences on conversion of operations abroad	1,838,413	194,502	2,032,915
Actuarial losses of defined benefit plan	(291,213)	25,564	(265,649)
Deferred tax on actuarial losses of defined benefit plan	99,012	(8,692)	90,320
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	164,373	1,664	166,037

Attributable to:
Controlling shareholders	314,325	19,747	334,072
Non-controlling shareholders	(149,952)	(18,083)	(168,035)

	12/31/2022	Comprehensive (loss) income	06/30/2023
Cash flow hedge result	(1,361,895)	2,360	(1,359,535)
Exchange rate differences on conversion of operations abroad	2,010,914	(569,697)	1,441,217
Actuarial losses of defined benefit plan	(219,663)	41,935	(177,728)
Deferred tax on actuarial losses of defined benefit plan	74,685	(14,258)	60,427
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(539,660)	(30,330)

Attributable to:
Owners of the Company	567,546	(401,527)	166,019
Non-controlling interests	(58,216)	(138,133)	(196,349)

88

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

18.  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

	2Q24	2Q23 (Restated)	6M24	6M23 (Restated)
Loss attributable to holders of common sharesm of Company used in calculating basic earnings per share	(227,108)	(1,048,184)	(419,282)	(1,952,314)
Diluting effect of the share-based plan of subsidiaries	—	(133)	—	(192)
Loss attributable to holders of common shares of Company used in the calculation of diluted earnings per share	(227,108)	(1,048,317)	(419,282)	(1,952,506)

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,861,482	1,866,630	1,863,883	1,866,632
Share repurchases	—	(10,131)	—	(10,131)
Diluted	1,861,482	1,856,499	1,863,883	1,856,501

Earnings per share
Basic	(R$0.1220)	(R$0.5615)	(R$0.2250)	(R$1.0459)
Diluted	(R$0.1220)	(R$0.5647)	(R$0.2250)	(R$1.0517)

	2Q23 (Restated)	6M23 (Restated)
Income attributable to holders of common shares of Company used in calculating basic earnings per share	5,483	5,483
Income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	5,483	5,483

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,866,630	1,866,632

Diluted	1,866,630	1,866,632

Earnings per share
Basic	R$0.0029	R$0.0029
Diluted	R$0.0029	R$0.0029

89

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

Anti-dilution instruments

In the period ended June 30, 2024, 9,143,952 shares related to the Company's stock option plan were not considered in the analysis of diluted earnings per share, as they decrease the loss per share. (6,354,535 shares as of June 30, 2023).

19.  NET SALES
	Consolidated
	2Q24	2Q23 (Restated) (i)	6M24	6M23 (Restated) (i)
Gross revenue from the sale of products and services	12,227,580	11,548,650	23,521,298	22,710,049
Construction revenue	381,153	391,712	701,184	694,620
Indirect taxes and other deductions	(1,914,725)	(1,889,357)	(3,686,418)	(3,735,510)
Net sales	10,694,008	10,051,005	20,536,064	19,669,159

(i) For more details see note 3.1

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	2Q24	2Q23 (Restated)	6M24	6M23 (Restated)
At a point in time
Natural gas distribution	3,919,982	4,110,044	7,631,403	8,137,823
Lubricants, base oil and other	2,360,313	2,478,694	4,593,385	4,978,715
Lease and sale of lands	153,404	163,779	289,970	300,546
Other	101,179	123,798	204,903	316,472
	6,534,878	6,876,315	12,719,661	13,733,556
Over time
Railroad transportation services	3,417,565	2,639,483	6,415,328	4,913,781
Container operations	157,172	123,629	305,425	233,159
Construction revenue	381,153	391,712	701,184	694,620
Services rendered	220,647	38,424	427,168	125,576
	4,176,537	3,193,248	7,849,105	5,967,136
Eliminations	(17,407)	(18,558)	(32,702)	(31,533)
Total net sales	10,694,008	10,051,005	20,536,064	19,669,159

90

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

20.  COSTS AND EXPENSES BY TYPE

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of costs and expenses by type/purpose is as follows:

	Parent Company				Consolidated
	2Q24	2Q23	6M24	6M23	2Q24	2Q23 (Restated) (i)	6M24	6M23 (Restated) (i)
Raw material and material for use in the provision of services	—	—	—	—	(1,828,869)	(1,751,960)	(3,544,031)	(3,681,158)
Gas and transportation cost	—	—	—	—	(2,827,752)	(3,071,487)	(5,571,285)	(6,199,317)
Railroad transport and port elevation expenses	—	—	—	—	(661,346)	(684,627)	(1,416,070)	(1,356,294)
Other transport	—	—	—	—	(106,594)	(168,615)	(232,128)	(288,114)
Depreciation and amortization	(3,929)	(3,605)	(7,780)	(7,027)	(926,461)	(824,958)	(1,833,725)	(1,610,177)
Personnel expenses	(67,895)	(65,347)	(134,740)	(125,948)	(755,384)	(703,711)	(1,475,852)	(1,356,562)
Construction cost	—	—	—	—	(381,154)	(391,712)	(701,184)	(694,620)
Expenses with third-party services	(10,518)	(7,707)	(24,035)	(13,839)	(278,221)	(136,549)	(530,754)	(372,639)
Business expenses	(24)	(4)	(39)	(4)	(9,801)	(9,929)	(19,748)	(20,136)
Other expenses	(29,152)	(18,036)	(48,607)	(34,523)	(349,932)	(367,900)	(673,833)	(541,290)
	(111,518)	(94,699)	(215,201)	(181,341)	(8,125,514)	(8,111,448)	(15,998,610)	(16,120,307)

Cost of goods sold and services rendered	—	—	—	—	(7,137,604)	(7,237,251)	(14,066,041)	(14,415,854)
Selling expenses	—	—	—	—	(376,497)	(341,507)	(737,901)	(681,240)
General and administrative expenses	(111,518)	(94,699)	(215,201)	(181,341)	(611,413)	(532,690)	(1,194,668)	(1,023,213)
	(111,518)	(94,699)	(215,201)	(181,341)	(8,125,514)	(8,111,448)	(15,998,610)	(16,120,307)

(i)           For more details see note 3.1

91

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

21.  OTHER OPERATING INCOME (EXPENSES), NET

	Parent Company				Consolidated
	2Q24	2Q23	6M24	6M23	2Q24	2Q23	6M24	6M23
Extemporaneous tax credits	8,398	—	8,398	—	10,242	—	22,766	4,225
Change in fair value of investment properties	—	—	—	—	—	91,822	—	91,822
Loss on disposals of non-current assets and intangible assets	—	13,563	(7)	13,563	(38,746)	16	(40,261)	(777)
Loss on sale of investments (i)	—	—	—	—	(383,205)	—	(383,205)	—
Net effect of provisions for legal proceedings	6,964	(21,061)	(3,877)	(43,524)	(68,041)	(14,996)	(149,301)	(78,624)
Dividends received from Vale S.A	—	—	—	—	—	—	—	402,752
Contractual agreement (ii)	—	—	—	—	189,736	(34,193)	302,412	(34,193)
Reversal of other provisions (iii)	—	—	—	—	291,032	—	291,032	—
Other income	33,071	4,894	34,801	57,407	132,109	43,240	149,979	76,200
Net impairment loss (iv)	—	—	—	—	(2,574,817)	—	(2,574,817)	—
Gain from corporate restructuring (v)	—	—	—	—	168,855	—	168,855	—
Other	(19,799)	(18,278)	(24,920)	(30,140)	(136,208)	(141,935)	(195,742)	(155,558)
	28,634	(20,882)	14,395	(2,694)	(2,409,043)	(56,046)	(2,408,282)	305,847

(i)	Net effect of the sale of a stake in Vale S.A., as per note 2.
(ii)	Refers mainly to a commercial agreement with suppliers of the indirect subsidiary Compass.
(iii)

In the second quarter of 2024, the indirect subsidiary Compass in the indirect subsidiary Comgás reassessed and concluded, according to the criteria of CPC 25 / IAS 37, that there is currently no probable outflow of resources for part of the amount then recorded in its balance sheet under “Other liabilities”, thus proceeding with its reversal.

(iv)

Balance includes provision for write-off of the residual value of assets with traffic directly interrupted by the extreme weather events in Rio Grande do Sul, in the amount of R$182,041, and impairment of the indirect subsidiary Rumo Malha Sul S.A, see note 2.

(v)	Amount refers to the additional purchase price that CLI SUL undertook to pay to the subsidiary Rumo, under the terms of the purchase and sale agreement, as per note 2.

92

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

22.  FINANCIAL RESULTS, NET

The details of revenues and finance costs are as follows:

	Parent Company				Consolidated
	2Q24	2Q23	6M24	6M23	2Q24	2Q23	6M24	6M23
Gross debt cost
Interest and monetary variation	(435,267)	(218,248)	(832,452)	(421,635)	(1,442,349)	(952,304)	(2,846,862)	(2,270,013)
Net foreign exchange variation on debts	(853,139)	—	(1,007,970)	—	(2,550,103)	1,595,958	(3,061,950)	2,194,771
Financial result with derivatives and fair value	1,023,960	(586,790)	937,501	(930,855)	1,733,569	(344,159)	2,177,978	(173,750)
Amortization of borrowing costs	(3,677)	(2,217)	(6,921)	(4,224)	(28,382)	(14,692)	(47,056)	(29,376)
Guarantees and warranties	—	—	—	—	(8,779)	(11,021)	(17,402)	(19,941)
	(268,123)	(807,255)	(909,842)	(1,356,714)	(2,296,044)	273,782	(3,795,292)	(298,309)
Income from financial investments and exchange rate variation in cash and cash equivalents	21,755	48,231	58,907	96,705	502,884	481,913	948,223	931,176
Changes in fair value of investments in listed entities	—	—	—	—	—	(3,464,234)	—	(5,269,162)
	21,755	48,231	58,907	96,705	502,884	(2,982,321)	948,223	(4,337,986)
Cost of debt, net	(246,368)	(759,024)	(850,935)	(1,260,009)	(1,793,160)	(2,708,539)	(2,847,069)	(4,636,295)

Other charges and monetary variations
Interest on other receivables	14,894	8,741	28,577	22,638	132,311	125,234	249,322	224,790
Update of other financial assets	—	1,108	—	1,608	—	1,108	—	1,608
Monetary variation on leases and concessions agreements	—	—	—	—	(121,557)	(125,498)	(240,362)	(277,860)
Interest on leases	(776)	(909)	(1,599)	(1,794)	(157,544)	(82,589)	(296,290)	(179,462)
Interest on shareholders’ equity	—	(39,534)	—	(39,534)	—	(43,175)	—	(43,175)
Interest on contingencies and contracts	(49,914)	(48,673)	(62,679)	(87,670)	(290,895)	(274,809)	(382,623)	(693,108)
Interest on sectoral assets and liabilities	—	—	—	—	(35,066)	(21,742)	(55,825)	(41,697)
Bank charges and other	(15,034)	(8,101)	(21,684)	(18,612)	30,886	(51,017)	21,673	(47,425)
Foreign exchange, net	(1,148,658)	428,942	(1,860,245)	339,971	(286,779)	38,251	(749,958)	(219,267)
	(1,199,488)	341,574	(1,917,630)	216,607	(728,644)	(434,237)	(1,454,063)	(1,275,596)
Financial result, net	(1,445,856)	(417,450)	(2,768,565)	(1,043,402)	(2,521,804)	(3,142,776)	(4,301,132)	(5,911,891)

Reconciliation
Financial expenses	(625,774)	(463,591)	(1,155,309)	(892,074)	(2,130,752)	(5,422,219)	(3,995,308)	(9,677,480)
Financial income	42,188	81,210	100,371	149,684	726,385	628,874	1,341,486	1,229,537
Exchange variation	(1,514,581)	467,485	(1,852,577)	710,628	(2,442,818)	1,550,338	(2,974,036)	2,135,679
Net effect of derivatives	652,311	(502,554)	138,950	(1,011,640)	1,325,382	100,231	1,326,726	400,373
Financial result, net	(1,445,856)	(417,450)	(2,768,565)	(1,043,402)	(2,521,803)	(3,142,776)	(4,301,132)	(5,911,891)

93

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

23.  POST-EMPLOYMENT BENEFITS
	Consolidated
	06/30/2024	12/31/2023
Defined contribution
Futura II	365	333
Defined benefit
Futura	181,967	175,150
Health Insurance	448,716	442,164
	630,683	617,314
Total	631,048	617,647

24. SHARE-BASED PAYMENT

The Company and its subsidiaries have Share-Based Plans that are settled in shares and cash. As of 30 June 2024, the Group has the following share-based payment arrangements:

Grants made in 2024

  Share grant program (liquidated in shares)

In the period ended of June 30, 2024, the following Grant Program was established:

Program	Conditions for vesting
Cosan Invest Partners

Grant January 30, 2024.

The incentive program is conditioned on service time (service condition) and performance goals (performance conditions). Of the total actions of the program, 60% are related to service time for the period of 5 years and the actions are granted annually. The rest, equivalent to 40% of the program, are related to performance goals being necessary to achieve specific metrics that can vary between 0% and 110% (to calculate the fair value was considered the achievement of 100%). Shares are in lock-up for one year. The 2024 grant refers only to the portion granted annually, which is linked to service condition. (vesting period of 12 months).

94

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2019	Cosan S.A.	60	229,020	(146,614)	82,406	13.44
07/31/2020	Cosan S.A.	60	68,972	(6,704)	62,268	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(52,366)	372,473	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(2,243,521)	3,039,754	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(166,141)	640,611	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(271,766)	574,740	18.74
11/22/2022 - Invest Partners	Cosan S.A.	60	377,173	—	377,173	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(6,365,611)	6,106,714	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(382,256)	665,589	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	—	546,734	17.68
01/30/2024 - Invest Partners	Cosan S.A.	12	2,322,324	(787,110)	1,535,214	18.18
			24,425,765	(10,422,089)	14,003,676

07/01/2023 - Program SOP A	Moove	72	699,276	—	699,276	142.62
07/01/2023 - Program SOP B	Moove	72	279,710	—	279,710	88.32
07/01/2023 - Program SOP C	Moove	72	223,768	—	223,768	76.54
07/01/2023 - Program SOP D	Moove	72	139,855	—	139,855	71.45
			1,342,609	—	1,342,609

08/15/2019	Rumo S.A.	60	843,152	(313,122)	530,030	22.17
11/11/2020	Rumo S.A.	60	776,142	(299,921)	476,221	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(1,285,227)	195,773	20.84
09/15/2021	Rumo S.A.	36	1,560,393	(393,137)	1,167,256	18.19
09/01/2022	Rumo S.A.	36	1,781,640	(103,814)	1,677,826	20.36
09/01/2023	Rumo S.A.	36	1,724,867	(21,552)	1,703,315	21.86
			8,167,194	(2,416,773)	5,750,421

95

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(26,285)	106,385	50.79
07/31/2020 - Invest II	Moove	60	106,952	(17,695)	89,257	61.89
07/31/2021 - Invest III	Moove	36	80,729	(14,115)	66,614	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(4,853)	73,114	135.05
07/31/2023 - Invest V	Moove	36	82,204	(1,391)	80,813	150.98
08/01/2021	Compass Comercialização	36	35,242	(28,922)	6,320	25.46
08/01/2021	Compass Gás e Energia	36	174,677	(22,296)	152,381	25.46
08/01/2021	Compass Gás e Energia	36	38,374	(7,999)	30,375	25.46
11/01/2021	Compass Gás e Energia	32	197,631	—	197,631	25.46
11/01/2021	Compass Gás e Energia	32	1,689,412	(82,506)	1,606,906	25.46
02/01/2022	Compass Gás e Energia	29	95,679	—	95,679	25.59
08/01/2022	Compass Gás e Energia	36	894,554	(69,853)	824,701	25.59
08/01/2022	Compass	36	31,032	(25,531)	5,501	25.59
08/01/2022	TRSP	36	33,651	(5,120)	28,531	25.59
08/01/2023	Compass Gás e Energia	36	257,545	(12,550)	244,995	34.12
08/01/2023	Compass	36	26,290	(16,740)	9,550	34.12
08/01/2023	TRSP	36	24,417	—	24,417	34.12
			3,979,026	(335,856)	3,643,170
Total			37,914,594	(13,174,718)	24,739,876

96

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)        Reconciliation of outstanding share grants

The change in outstanding share grants is as follows:

	Parent company	Consolidated
At January 1, 2024	20,036,862	31,557,498
Granted	2,322,324	1,757,801
Addition of shares (i)	—	135,074
Exercised/cancels/other	(8,355,510)	(8,710,497)
At June 30, 2024	14,003,676	24,739,876

(i)

Total shares accrued corresponding to the proportional number of dividends, interest on equity and reduction of equity eventually paid or credited by the subsidiary Compass to its shareholders between the date of the grant and the end of said vesting exercise.

b)        Fair value measurement

The weighted average fair value of the programs granted during June 30, 2024 and December 31, 2023 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	06/30/2024	18.18	N/A	N/A
	12/31/2023	16.82	N/A	N/A

Compass	06/30/2024	38.36	N/A	N/A
	12/31/2023	42.21	N/A	N/A

TRSP	06/30/2024	38.36	N/A	N/A
	12/31/2023	42.21	N/A	N/A

Rumo (i)	06/30/2024	21.87	10.41%	25.84%
	12/31/2023	21.87	10.41%	25.84%

Moove (ii)	06/30/2024	105.98	4.05%	42.85%
	12/31/2023	105.98	4.05%	42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c)        Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the periods ended June 30, 2024 and 2023 were R$81,258 and R$83,179, respectively.

97

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

25.  SUBSEQUENT EVENTS

SIGNING OF A SHARE PURCHASE AGREEMENT WITH COMPANHIA PARANAENSE DE GÁS - COMPAGAS

As disclosed to the market in a Material Fact on July 10, 2024, the indirect subsidiary Compass Dois LTDA ("Compass Dois") entered into a Share Purchase Agreement to acquire a 51% stake and, consequently, control of Companhia Paranaense de Gás ("Compagas").

Compagas is the distributor of piped natural gas in the state of Paraná and operates this service exclusively under a concession contract valid until June 2054. Its distribution network totals approximately 880 km of pipelines, serving more than 54,000 customers in 16 municipalities, with a distributed volume of 821,000 m3/day of natural gas.

The amount negotiated for this acquisition is R$906,000, which will be paid by 2026. On July 11, 2024, Compass Dois paid R$47,270 as an advance.

Completion of the transaction is subject to the fulfillment of certain conditions, which include, but are not limited to, compliance with the deadline for exercising the preemptive rights of other Compagas shareholders and approval by the competent bodies.

FILING OF FORM F-1 BY MOOVE WITH THE SEC

On July 10, 2024, subsidiary Moove Lubricants Holdings ("MLH") confidentially filed a draft registration statement on Form F-1 with the U.S. Securities and Exchange Commission ("SEC") relating to the proposed initial public offering of Moove's common stock ("IPO"). The IPO is expected to occur after the SEC completes its review process, subject to market and other conditions.

The number of shares of common stock to be sold and the price range of the proposed offering have not yet been determined.

ELEVENTH ISSUE OF COMGÁS DEBENTURES

On July 16, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 11th issue of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in two series. The issue will be in the total amount of R$1,500,000, bearing interest every six months and at a rate corresponding to (i) the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on May 15, 2033, for the debentures of the 1st series; and (ii) the rate corresponding to the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on May 15, 2035, plus a spread of 0.10% p.a., for the 2nd series debentures. The debentures have a term of 10 years (1st series) and 15 years (2nd series) and the net proceeds from the Issue will be used for "Comgás investment projects". Derivative financial instruments (interest rate swaps) were contracted for both series, with the 1st Series at a rate of 99.05% of the CDI and the 2nd Series at a rate of 99.95% of the CDI.

SALE OF AGRICULTURAL PROPERTY

On July 19, 2024, the indirect subsidiary Jequitibá Propriedades Agrícolas Ltda signed a contract for the sale of the rural property called Fazenda Vista Alegre, located in the region of Araçatuba, in the northwest of the state of São Paulo, with a total registered area of 3,124.35 hectares and suitable for growing sugar cane. The sale price is R$213,000, to be received in installments until January 2029.

CAPITAL REDUCTION OF COSAN OITO S.A.

On May 23, 2024, the Ordinary and Extraordinary General Meeting (AGOE) approved the capital reduction of the subsidiary Cosan Oito S.A. in the amount of R$750,000, without the cancellation of shares or changes in the Company’s ownership structure.

After observing the 60-day period for creditor opposition, the transaction was completed on July 24, 2024, with the full amount returned to the Company.

98

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

COMPASS AND TRSP COMMERCIAL NOTES

On July 25, 2024, the indirect subsidiary TRSP raised R$750,000 through Commercial Notes subscribed by Compass Gás e Energia, with bullet remuneration equivalent to CDI + 1.2% p.a. and maturity on January 15, 2025. The contract was signed through the depositary Laqus Depositária de Valores Mobiliários S.A., following the market conditions for the respective transaction. The funds obtained from the issue will be used to settle short-term debt.

DISTRIBUTION OF INTEREST ON EQUITY OF VALE S.A.

On July 25, 2024, Vale's Board of Directors approved the distribution of interest on equity ("JCP") in the amount of R$8,940,158. The amount declared corresponds entirely to dividends in the total amount of R$2.093798142 reais per share. Payment will take place in September 2024.

DISTRIBUTION OF DIVIDENDS RAÍZEN S.A.

The subsidiary together with Raízen S.A. approved on July 30, 2024 the distribution of additional dividends in the amount of R$103,488. The amount declared corresponds entirely to dividends in the total amount of R$0.01001412421 reais per share, disregarding treasury shares. The additional dividends declared herein will be paid by the Company in a single installment by the end of the fiscal year ending March 31, 2025.

NEW JOINT VENTURE BETWEEN RUMO AND CHS FOR NEW TERMINAL IN SANTOS

According to a material fact communicated to the market, on August 7, 2024, the subsidiary Rumo entered into a strategic partnership in the context of the development of the new port terminal for grain and fertilizer operations in Santos ("Terminal").

The subsidiary Rumo and CHS Agronegócio - Indústria e Comércio Ltda., a subsidiary of CHS INC, entered into a binding agreement to create a joint venture with shared control, which will implement the new Terminal, located in the area of EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A., a company part of DP World Group.

The Terminal will have the capacity to handle up to 12.5 million tons a year, of which 9 million tons will be grain and 3.5 million tons fertilizer. The start of construction of the Terminal is subject to compliance with the usual conditions precedent for this type of operation, including environmental licensing and legal and regulatory approvals.

APPROVAL TO CANCEL TREASURY SHARES

On August 9, 2024, the Board of Directors approved the cancellation of 7,500,000 treasury shares by Cosan S.A., with no definition date to conclude.

99

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer